Exhibit 99.2

Notice of Annual General Meeting of Shareholders and Management Proxy Circular

To be held online on Wednesday,

January 27, 2021 at 11:00 a.m.

These materials are being sent to both registered and non-registered owners of shares. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. Please return your voting instructions as specified in the request for voting instructions.

2020 MANAGEMENT PROXY CIRCULAR

2020 MANAGEMENT PROXY CIRCULAR

2020 MANAGEMENT PROXY CIRCULAR

Notice of Annual General Meeting of Shareholders

Date, Time and Place

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI Inc. (“CGI” or the “Company”) will be conducted online on January 27, 2021, at 11:00 a.m. (Eastern Standard Time) via live audio webcast at www.virtualshareholdermeeting.com/CGI2020. This year, shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

Business to be Transacted at the Meeting

1.	To receive the report of the directors, together with the annual audited consolidated financial statements of the Company and the report of the auditor for the fiscal year ended September 30, 2020;
2.	to elect directors;
3.	to appoint the auditor for the fiscal year of the Company ending September 30, 2021 and authorize the Audit and Risk Management Committee to fix its compensation;
4.	to consider and, if deemed advisable, to adopt a resolution, the full text of which is provided as Appendix C, ratifying, confirming and approving an amendment to By-Law 1986-5 of the Company; and
5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

Attendance and Voting by Shareholders at the Meeting

By logging on to www.virtualshareholdermeeting.com/CGI2020 and following the instructions set forth in the Management Proxy Circular, shareholders will be able to attend the Meeting live, submit questions and vote their shares while the Meeting is being held.

Only shareholders shown on the register of shareholders of CGI at the close of business on December 7, 2020, and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting during the live audio webcast. CGI’s register of shareholders is kept by its transfer agent, Computershare Investor Services Inc.

Registered and non-registered shareholders entitled to vote at the Meeting may vote by proxy in advance of the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be able to vote. Guests will be able to attend the Meeting but will not be able to submit questions or vote their shares (if any).

Proxy Voting

Proxies submitted by mail, phone or internet must be received by Broadridge Investor Communications Corporation (“Broadridge”) by 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021.

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, regardless of whether you are able to attend the Meeting via the live audio webcast, shareholders are strongly encouraged to complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form and in the Management Proxy Circular or, alternatively, vote by phone or vote using the internet. Instructions on how to vote by phone or by using the internet are provided on the form of proxy or voting instruction form and in the Management Proxy Circular.

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Meeting. Instead of receiving the enclosed Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining Meeting materials online. CGI’s Management Proxy Circular and other relevant materials are available on the internet at https://materials.proxyvote.com/12532H or on the Canadian Securities Administrators’ website at www.sedar.com. The webcast will be archived on the Company’s website afterwards.

If you have any questions regarding this Notice of Meeting, the Notice and Access procedures or the Meeting, please contact Broadridge at +1-855-887-2244.

Montréal, Quebec

Dated December 7, 2020

By order of the Board of Directors,

Benoit Dubé

Executive Vice-President, Legal and Economic Affairs,

and Corporate Secretary

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Letter to Shareholders

Dear fellow shareholders,

Fiscal 2020 has been an unprecedented year. The pandemic has had a devastating impact on public health, with a ripple effect on economies around the world. Nothing in our 44-year history has had such far-reaching impacts on our people, our clients and our operations.

In the immediate aftermath of the pandemic declaration and subsequent lockdowns, we focused on the health of our consultants and professionals who rapidly and seamlessly pivoted to remote work, mostly from home, and quickly mobilized to ensure continuity of services to clients in a flexible and reliable manner. We would like to sincerely thank all of our clients for their trust and relentless support and effort during this difficult ”new normal” period, which we all hope will be over soon. We would also like to pay tribute to all of our CGI members for having been very prudent while continuing to be fully dedicated to their clients during this difficult time.

As for CGI operations, inspired from lessons learned through past difficult times, all CGI teams around the world, right from the beginning of the crisis, committed to managing their Company with the end-in-mind to be stronger post-pandemic.

We, unfortunately, had to proceed with temporary lay-offs in some countries. Local governments, in such countries, contributed in compensating at different degrees the affected members for their lost income. We were very touched when the majority of our leadership team around the world, including our Board of Directors, voluntarily agreed to a significant reduction of their compensation to help offset the furlough impact to our members.

Over the past year, and with more intensity over the last few months, we continued to deliver mission-critical technology and business process services to clients around the world, and are helping them re-examine their business value chains and ecosystems to accelerate digitization, achieve immediate cost savings, and drive revenue growth. Understanding that clients are moving forward at various paces, we developed a comprehensive business approach to help them respond to unprecedented challenges, rebound effectively, and reinvent ways of working.

In parallel, the pandemic gave us the opportunity to reflect on our Company’s resilience. Our annual results remained strong especially when excluding slightly lower revenue and costs related to COVID-19. Such quality results already demonstrate a high degree of resilience. This is thanks to our proximity-based model, which embeds operations within clients’ metro markets, a balanced revenue mix by economic sector at the Company level, and a good equilibrium between managed services and project revenue that stands at 60%-40%. However, living through this pandemic led us to reinforce our resilience by accelerating the diversification of our revenue mix by economic sector, not only at the Company level but also at the metro market level.

As we look ahead, one thing is certain: technology is now core to how our clients create value for their customers and shareholders. As one of the few firms with the scale, reach, capabilities and commitment to be a partner of choice for clients, both locally and globally, we remain committed to executing our growth strategy while maintaining our focus on creating incremental shareholder value.

We would like to sincerely thank all of you, our fellow shareholders for your unwavering support and trust over the years. Rest assured that we will continue to make CGI one of the best business and IT consulting companies in the world by seeking the best equilibrium between our three stakeholders: our clients, our members, and all of us as shareholders of your Company.

This year, Richard B. Evans announced he is retiring and would not present himself for re-election as a director of CGI. On behalf of our members and Board of Directors, we thank him warmly for his invaluable advice, counsel and leadership throughout the years, as well as for his remarkable contribution to our success. We also welcome Ms. Mary Powell and Mr. Stephen S. Poloz who joined CGI’s Board of Directors in June 2020 and are nominated for election as directors for the first time. Ms. Powell and Mr. Poloz will provide key insight as we continue to pursue our strategic objectives and deliver value to our clients, members and shareholders.

Thank you for your confidence and trust.

Serge Godin Founder and Executive Chairman of the Board	Julie Godin Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development	George D. Schindler President and Chief Executive Officer

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General Information

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI Inc. (“CGI” or the “Company”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held online, via live audio webcast, on January 27, 2021, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as at September 30, 2020, all other information is provided as at December 7, 2020, and all currency amounts are shown in Canadian dollars.

We encourage you to read our annual Management’s Discussion and Analysis, annual audited consolidated financial statements, and this Management Proxy Circular to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders, including you, our shareholders.

Attending the Online Meeting

To attend the Meeting, registered and non-registered shareholders will need to log-in on to www.virtualshareholdermeeting.com/CGI2020 and follow the instructions set forth in the Management Proxy Circular. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plugins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to attend the Meeting. The Meeting will begin promptly at 11:00 a.m. (Eastern Standard Time) on January 27, 2021. Online check-in will begin starting 15 minutes prior, at 10:45 a.m. (Eastern Standard Time). You should allow ample time for online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number posted on the Meeting log-in page, located at www.virtualshareholdermeeting.com/CGI2020. Attending the Meeting online enables shareholders to ask questions in real time. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) can vote at the appropriate times during the Meeting. If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting, see the heading How to Vote – Non-Registered Shareholders later in this document for additional instructions. Shareholders and duly appointed proxyholders who participate in the Meeting online, must be connected to the internet at all times during the Meeting in order to vote when balloting commences and it is their responsibility to ensure connectivity during the Meeting.

Non-registered beneficial shareholders who have not duly appointed themselves as proxyholders can attend the Meeting and ask questions by joining the webcast at www.virtualshareholdermeeting.com/CGI2020, but are not able to vote. Guests will be able to attend the Meeting but will not be able to submit questions nor vote their shares (if any).

Submitting Questions

At the Meeting, the Company will hold a live Q&A session to answer written questions submitted either before the Meeting through www.proxyvote.com (using the control number included on the form of proxy or voting instruction form, as applicable) or during the Meeting by shareholders participating via live audio webcast. Only shareholders and duly appointed proxyholders may submit questions at the Meeting, either before or during the Meeting.

The Chair of the Meeting reserves the right to edit questions or to reject questions he deems inappropriate in accordance with the rules of conduct of the Meeting which are available at www.cgi.com/en/investors and on the Meeting web page at www.virtualshareholdermeeting.com/CGI2020. Any questions pertinent to the Meeting that cannot be answered during the Meeting due to time constraints will be posted online and answered at www.cgi.com/en/investors. The questions and answers will be available as soon as practical after the Meeting and will remain available until one week after posting. The Chair of the Meeting has broad authority to conduct the Meeting in an orderly manner. To ensure the Meeting is conducted in a manner that is fair to all shareholders, the Chair of the Meeting may exercise broad discretion with respect to, for example, the order in which questions are asked and the amount of time devoted to any one question.

Notice and Access

CGI uses the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. Instead of receiving this Management Proxy Circular with the form of proxy or voting instruction form, shareholders received a Notice of Meeting with instructions on how to access the remaining materials online. CGI intends to pay for intermediaries to deliver the Notice of Meeting and voting instruction form and other materials to non-objecting beneficial owners and objecting beneficial owners.

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General Information

This Management Proxy Circular and other relevant materials are available on the internet at https://materials.proxyvote.com/12532H or on the Canadian Securities Administrators’ website at www.sedar.com. If you would like to receive a paper copy of the materials distributed for the Annual General Meeting of Shareholders by mail, you must request it. Requesting a paper copy is free of charge. Shareholders may request a paper copy of the materials online by going to www.proxyvote.com, or by calling Broadridge toll free at +1-877-907-7643 (Canada and U.S.) or +1-905-507-5450 (international) and enter the control number indicated on the form of proxy or voting instruction form they received with the Notice of Meeting. To ensure you receive the materials in advance of the voting deadline and Meeting date, all requests must be received no later than January 11, 2021. If you do request a paper copy of the current materials, please note that another voting instruction form or proxy form will not be sent; please retain the one received with the Notice of Meeting for voting purposes.

To obtain a paper copy of the materials after the Meeting date, please contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Proxies

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and non-registered beneficial shareholders and by e-mail for participants in CGI’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by phone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will reimburse brokers and other persons holding shares for reasonable expenses for sending proxy materials to non-registered beneficial shareholders in order to obtain voting instructions.

The persons who may be appointed to act under the form of proxy or voting instruction form solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by Broadridge by 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021. Proxies may also be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, at any time up to and including January 26, 2021, the last business day preceding the date of the Meeting.

The persons whose names are printed on the form of proxy or voting instruction form will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy or voting instruction form. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the form of proxy or the voting instruction form will be voted:

FOR the election as directors of the sixteen persons nominated in this Management Proxy Circular;

FOR the appointment of PricewaterhouseCoopers LLP as auditor; and

FOR the ratification, confirmation and approval of amended and restated By-Law 1986-5 of the Company.

Every proxy given to any person in the form of proxy or voting instruction form that accompanies the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

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General Information

Appointment and Revocation of Proxies

Every shareholder has the right to appoint himself or herself or a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy or voting instruction form that accompanies the Notice of Meeting. To exercise this right, the shareholder should insert proxyholder’s name in the space provided for that purpose in the form of proxy or voting instruction form or provide a revised proxy in proper form appointing the proxyholder. Non-registered shareholders located in the United States must follow the instructions under the heading How to Vote – Non-Registered Shareholders later in this document.

In addition to the first step above, shareholders will need to insert an “Appointee Name” and designate an eight-digit unique “Appointee Identification Number” in the spaces provided in the proxy form, voting instruction form, or online at www.proxyvote.com. Such appointee information is required to allow a shareholder’s proxyholder to attend and vote at the Meeting on a shareholder’s behalf.

Shareholders need to inform their proxyholder of the exact “Appointee Name” and eight-digit “Appointee Identification Number” prior to the Meeting.

The steps described above must be completed prior to 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021 or a shareholder’s proxyholder will not be able to attend and vote at the Meeting on a shareholder’s behalf.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. If you are a registered shareholder and you want to revoke your proxy, you may do so by providing new proxyholder appointment information at www.proxyvote.com or a new form of proxy to Broadridge at any time before by 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021. A proxy may also be revoked by a registered shareholder by delivering a written notice to the Corporate Secretary of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, which must be received at any time up to and including January 25, 2021, two business days preceding the date of the Meeting. A registered shareholder may also access the Meeting via the live audio webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish to revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you want to revoke your proxy, contact your broker or other Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

How to Vote

Only persons shown on the register of shareholders at the close of business on Monday, December 7, 2020 and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders), will be entitled to vote at the Meeting. The register of holders of Class A subordinate voting shares and Class B shares are kept by CGI’s transfer agent, Computershare Investor Services Inc.

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or your direct registration statement. Your proxy form tells you whether you are a registered shareholder. If you are a registered shareholder, you will receive a form of proxy containing the relevant details concerning the business of the Meeting, including a control number that must be used in order to vote by proxy in advance of the Meeting or to join the live audio webcast the day of the Meeting to attend, ask questions and vote at the Meeting, as applicable.

Non-Registered Shareholders

Non-registered shareholders or “beneficial owners” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. When you receive a voting instruction form, this tells you that you are a non-registered shareholder. Most CGI shareholders hold their shares in this way. Non-registered shareholders must seek instructions from their nominees as to how to complete their voting instruction form if they wish to vote their shares themselves at the Meeting. Non-registered shareholders who received or who were given access to this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

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General Information

Non-registered shareholders must use the control number on their voting instruction form to join the live audio webcast of the Meeting. Non-registered shareholders who wish to vote at the Meeting during the live audio webcast must appoint themselves by inserting their own name in the space provided on the voting instruction form and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder. In addition to the first step above, you will need to insert your name as the “Appointee Name” and designate an eight-digit unique “Appointee Identification Number” in the spaces provided in your voting instruction form, or online at www.proxyvote.com. Such appointee information is required to vote at the Meeting.

The steps described above must be completed prior to the proxy deadline or you will not be able to vote at the Meeting.

If you are a non-registered shareholder located in the United States and wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and under the heading Attending the Online Meeting, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you, or contact your intermediary to request a legal proxy form if you have not received one. The legal proxy form will be mailed to the person and address written on the voting instruction form. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Broadridge. Requests for registration from non-registered shareholders located in the United States that wish to attend, submit questions or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by fax to +1-905-507-7793 or +1-514-281-8911, or, by courier to Broadridge at 2601 14th Avenue, Markham, Ontario, Canada, L3R 0H9, and in both cases, must be labeled as “legal proxy” and received by no later than 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021. You must allow sufficient time to Broadridge for the mailing and return of the legal proxy by this deadline. If you have any questions, please contact the person who services your account.

Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting and ask questions, but will not be entitled to vote their shares at the Meeting.

Voting in Advance of the Meeting

Shareholders are strongly encouraged to vote in advance of the Meeting whether or not they are able to attend the Meeting (or any adjournment thereof) via the live audio webcast. Below are the different ways in which registered and non-registered shareholders can give voting instructions, details of which are found on the form of proxy or voting instruction form provided, as applicable.

By Internet

If a shareholder elects to vote using the internet, the shareholder must access the following website: www.proxyvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy or voting instruction form, as applicable, for their control number.

By Phone

If a shareholder wishes to vote by phone, the shareholder must call one of the following toll-free numbers +1-800-474-7493 (English) or +1-800-474-7501 (French). Shareholders must follow the instructions of the voice response system and refer to the form of proxy or voting instruction form, as applicable, for their control number.

By Mail

If a shareholder wishes to vote by mail, the shareholder must complete, date and sign the form of proxy or voting instruction form, as applicable, in accordance with the instructions set out on such form, and return it in the prepaid envelope provided to Data Processing Centre, P.O. Box 3700, STN Industrial Park, Markham, Ontario, Canada, L3R 9Z9.

Duly completed forms of proxy or voting instruction forms or internet or telephone voting instructions, as applicable, must be received by Broadridge by 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021. Proxies may also be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, at any time up to and including January 26, 2021, the last business day preceding the date of the Meeting.

Voting at the Meeting

Registered shareholders who wish to vote at the Meeting do not need to complete or return their proxy form. Non-registered shareholders who wish to vote at the Meeting must appoint themselves as proxyholder. The day of the Meeting, registered

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General Information

shareholders and non-registered shareholders who have duly appointed themselves as proxyholders, will be able to vote via the live audio webcast by completing a ballot online during the Meeting by visiting www.virtualshareholdermeeting.com/CGI2020 and logging-in using the control number included on their proxy form, in the case of registered shareholders, or entering the “Appointee Name” and eight-digit “Appointee Identification Number” as provided to them, in the case of the proxyholder of non-registered shareholders, as applicable, as further described under the heading Attending the Online Meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting, but will not be able to vote their shares at the Meeting.

Even if you currently plan to attend and vote at the Meeting, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the Meeting. You should note however that if you access and vote on any matter during the Meeting, you will revoke any previously submitted proxy. If you do not wish revoke a previously submitted proxy nor ask questions at the Meeting, you can attend the Meeting as a guest, as guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you wish to appoint someone as proxy to vote your shares for you at the Meeting during the live audio webcast, please follow the instructions found on either your proxy form or voting instruction form, as applicable. You will need to create a unique eight-digit “Appointee Identification Number” which will allow your proxyholder to join the Meeting and vote your shares on your behalf, as further described under the heading Appointment and Revocation of Proxies.

Changing your Vote

If you are a registered shareholder and you change your mind about how you voted before the Meeting, you may provide new voting instructions at www.proxyvote.com, or a new form of proxy to Broadridge at any time before by 11:00 a.m., Eastern Standard Time, on Tuesday, January 26, 2021. A proxy may also be revoked by delivering a written notice to the registered office of the Company at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 Attention: Corporate Secretary, which must be received prior to or on January 26, 2021, the last business day preceding the date of the Meeting, or any adjournment thereof. A registered shareholder may also access the Meeting via the live audio webcast to vote at the Meeting, which will revoke any previously submitted proxy. If you do not wish revoke a previously submitted proxy, you should attend the Meeting as a guest. Guests can listen to the Meeting, but are not able to vote nor to submit questions.

If you are a non-registered shareholder and you change your mind about how you voted before the Meeting, contact your broker or other Intermediary to find out what to do. Please note that your Intermediary will need to receive any new instructions sufficiently in advance of the Meeting to act on them.

Voting Shares and Principal Holders of Voting Shares

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares, issuable in series, an unlimited number of Second Preferred Shares, issuable in series, an unlimited number of Class A subordinate voting shares and an unlimited number of Class B shares (multiple voting), all without par value, of which, as at December 7, 2020, 228,104,439 Class A subordinate voting shares and 28,945,706 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As at December 7, 2020, 44.07% and 55.93% of the aggregate voting rights were attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares and the Class A subordinate voting shares are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

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General Information

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, from the date the offer is made, at the holder’s option, in order to entitle the holder to accept the offer. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the offer is rejected by one or several of the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under their control, who are, as a group, owners, directly or indirectly, in any manner whatsoever, of more than 50% of the outstanding Class B shares.

The articles of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Company;

•	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of the Company; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2020, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid (“NCIB”), the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates the Company’s dividend policy annually.

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General Information

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment would, in addition, have to be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As at December  7, 2020, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank after the First Preferred Shares, but prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As at December 7, 2020, no Second Preferred Shares were outstanding.

Normal Course Issuer Bid

On January 29, 2020, the Board of Directors authorized and subsequently received the approval from the Toronto Stock Exchange (“TSX”) for the renewal of its NCIB and the purchase for cancellation of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 22, 2020. The current NCIB enables the Company to purchase on the open market through the facilities of the TSX and the New York Stock Exchange (“NYSE”) and through alternative trading systems, as well as outside the facilities of the TSX by private agreements pursuant to exemption orders issued by securities regulators, up to 20,149,100 Class A subordinate voting shares for cancellation. As at January 22, 2020, there were 240,398,273 Class A subordinate voting shares of the Company outstanding of which approximately 84% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the current NCIB commencing on February 6, 2020 and may continue to do so until February 5, 2021, or until such earlier date when the Company will either have acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elected to terminate the NCIB.

As at December 7, 2020, the Company had purchased for cancellation 13,242,564 Class A subordinate voting shares under its NCIB for approximately $1,280 million at a weighted average price of $96.67 per share. The purchased shares include 6,008,905 Class A subordinate voting shares purchased for cancellation on February 19, 2020 from Caisse de dépôt et placement du Québec for a cash consideration of $600 million, by way of private agreement. In the case of such purchase, a favourable decision was obtained from the Quebec securities regulator to exempt the Company from issuer bid requirements and it is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB. A copy of the Company’s Notice of Intention relating to its NCIB may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

2020 MANAGEMENT PROXY CIRCULAR	7

General Information

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As at December 7, 2020, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Messrs. Serge Godin and André Imbeau and Caisse de dépôt et placement du Québec. Their holdings are set out in the tables that follow.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Serge Godin	281,606	0.12%			0.11%	478,906	0.09%
			25,545,706	88.25%	9.94%	255,457,060	49.36%
Total	281,606	0.12%	25,545,706	88.25%	10.05%	255,935,966	49.45%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
André Imbeau	30,478	0.01%			0.01%	30,478	0.01%
			3,400,000	11.75%	1.32%	34,000,000	6.57%
Total	30,478	0.01%	3,400,000	11.75%	1.33%	34,030,478	6.58%

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes
Caisse de dépôt et placement du Québec	31,405,299	13.77%			12.22%	31,405,299	6.07%
			–	–	–	–	–
Total	31,405,299	13.77%	–	–	12.22%	31,405,299	6.07%

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders. The following table sets out, as at December 7, 2020, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Votes

Caisse de dépôt et placement du Québec	31,405,299	13.77%	–	–	12.22%	31,405,299	6.07%

BlackRock Asset Management Canada Limited	14,405,000	6.32%	–	–	5.60%	14,405,000	2.78%

Jarislowsky, Fraser, Limited	8,466,430	3.71%	–	–	3.29%	8,466,430	1.64%

The Vanguard Group, Inc.	6,375,107	2.79%	–	–	2.48%	6,375,107	1.23%

Fidelity Investments Canada ULC	6,295,194	2.76%	–	–	2.45%	6,295,194	1.22%

RBC Global Asset Management Inc.	5,658,210	2.48%	–	–	2.20%	5,658,210	1.09%

Manulife Asset Management (North America) Limited	5,539,850	2.43%	–	–	2.16%	5,539,850	1.07%

Invesco Advisers, Inc.	4,557,539	2.00%	–	–	1.77%	4,557,539	0.88%

RBC Dominion Securities Inc.	3,664,058	1.61%	–	–	1.43%	3,664,058	0.71%

TD Asset Management Inc.	2,759,762	1.21%	–	–	1.07%	2,759,762	0.53%

As at December 7, 2020, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 1,576,567 Class A subordinate voting shares and 28,945,706 Class B shares representing respectively approximately 0.69% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

8	2020 MANAGEMENT PROXY CIRCULAR

Business to be Transacted at the Meeting

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Audited Consolidated Financial Statements

The annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2020 and the report of the auditor will be placed before the Meeting. The annual audited consolidated financial statements were mailed with the Notice of Meeting to shareholders who requested them. Copies of the annual audited consolidated financial statements of the Company for the fiscal year ended September 30, 2020 may be obtained from the Company upon request and are available on the internet at https://materials.proxyvote.com/12532H or on the Canadian Securities Administrators’ website at www.sedar.com.

2.	Election of Directors

Sixteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated. Each of the sixteen persons presented in this Management Proxy Circular is nominated for election as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the sixteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditor

The Board of Directors recommends that PricewaterhouseCoopers LLP be appointed as the auditor of the Company to hold office until the next Annual General Meeting of Shareholders or until its successor is appointed. PricewaterhouseCoopers LLP was first appointed as the Company’s auditor at the Annual General and Special Meeting of Shareholders held on January 30, 2019.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as auditor and to vote to authorize the Audit and Risk Management Committee to fix the compensation of the auditor unless shareholders direct otherwise.

4.	Ratification, Confirmation and Approval of Amended and Restated By-Law 1986-5 of the Company

The shareholders will be asked to consider and, if deemed advisable, to pass an ordinary resolution ratifying, confirming and approving amended and restated By-Law 1986-5 of the Company that was approved by the Board of Directors on December 8, 2020 (the “Amended and Restated By-Law”) to allow meetings of shareholders, whether annual or special, to be held entirely with the use of a full scope of modern communication facilities such as by the means of a telephonic, electronic or other communication facility and to allow participants to attend and participate in such meetings by telephonic, electronic or other communication facility. The Meeting is being held online pursuant to Ministerial Order 2020-029 issued by the Government of Québec on April 26, 2020.

Pursuant to the provisions of the Business Corporations Act (Quebec), the Amended and Restated By-Law must be submitted to the shareholders for ratification, confirmation and approval by ordinary resolution at the Meeting. The full text of the Amended and Restated By-Law is available on the internet at https://materials.proxyvote.com/12532H.

The Amended and Restated By-Law grants the discretion to the Board of Directors to determine that a meeting of shareholders, such as the Meeting, shall be held entirely by telephonic, electronic or other communication facility, including by way of teleconference, video conference, computer link, webcast or other similar means.

2020 MANAGEMENT PROXY CIRCULAR	9

Business to be Transacted at the Meeting

The Amended and Restated By-Law also provides that any person participating in a meeting by telephonic, electronic or other communication facility, including by way of teleconference, video conference, computer link, webcast or other similar means shall be deemed to be present at the meeting for all purposes, including for the purposes of establishing quorum and exercising voting rights.

The text of the ordinary resolution is provided as Appendix C.

The persons named as proxies in the proxy form or voting instruction form, as applicable, intend to cast the votes represented by proxy at the Meeting FOR the adoption of the proposed resolution ratifying, confirming and approving amended and restated By-Law.

5.	Shareholder Proposals

Five shareholder proposals were initially submitted by the Mouvement d’éducation et de défense des actionnaires (“MÉDAC”). MÉDAC is a not-for-profit company whose registered office is located at 82 Sherbrooke Street West, Montréal, Quebec, Canada, H2X 1X3, holding 32 Class A subordinate voting shares that were acquired on February 19, 2014.

One shareholder proposal with respect to a pension fund deficiency was withdrawn by the MÉDAC and the other four proposals are enclosed as Appendix D hereto, along with the responses of CGI’s Board of Directors. However, at CGI’s request and due to the exceptional sanitary measures currently in place as a result of the COVID-19 pandemic, MÉDAC agreed not to submit the remaining Shareholder Proposals to a vote at the Meeting.

10	2020 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

The persons whose names are printed in the form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following pages. Each director elected will hold office until the next Annual General Meeting of Shareholders or until such director’s resignation, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors, on the recommendation of the Corporate Governance Committee, for election as a director; whether the candidate has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guideline; the candidate’s age; the principal occupation of the candidate; the municipality, province or state, and country of residence of the candidate; the year when the candidate first became a director, if currently a director; the voting results for the candidate in the previous year’s election; the standing committee memberships of the candidate; the skills the candidate brings to the Board of Directors based on the Board of Directors’ skills matrix; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of Deferred Stock Units (“DSUs”) of the Company held (see the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors later in this document); the number of stock options of the Company held (see the heading Share Option Plan later in this document); the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plans later in this document); as well as current and previous directorships.

Information relating to shares, DSUs, stock options and PSUs, if any, beneficially owned, or over which control or direction is exercised, is provided as at December 7, 2020.

Alain Bouchard Montréal, Quebec, Canada Director since: 2013 Age: 71 Independent director, complies with the share ownership guideline

Mr. Bouchard is the Founder and Executive Chairman of the Board of Alimentation Couche-Tard Inc., a position he has occupied since he ceased acting as President and Chief Executive Officer in 2014 after having served in such capacity for 25 years. Mr. Bouchard was one of the founders of Alimentation Couche-Tard Inc. in 1980 and has been instrumental in its growth. Alimentation Couche-Tard Inc. is the largest independent convenience store operator in North America in terms of number of company-operated stores and comprises a network of more than 16,000 convenience stores in Canada, the United States, Europe, and sixteen other countries and territories. Mr. Bouchard was named an Officer of the Order of Canada and an Officer of the Ordre national du Québec. He holds an honorary Doctorate degree in Consumer Sciences from Université Laval in Québec City and an honorary Doctorate degree in Management from McGill University in Montreal.

Member of the Human Resources Committee

Class A subordinate voting shares: 25,000 (*)

Deferred Stock Units: 20,837 (+)

Stock options: 21,151 (‡)

2020 votes in favour: 99.18%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

2020 MANAGEMENT PROXY CIRCULAR	11

Nominees for Election as Directors

George A. Cope Toronto, Ontario, Canada Director since: 2020 Age: 59 Independent director, complies with the share ownership guideline

Mr. Cope is a corporate director. Prior to his retirement in January 2020, he was President and Chief Executive Officer of BCE Inc. and Bell Canada, a position he had held since 2008. He was recognized as Corporate Citizen of the Year in the Report on Business CEO of the Year Awards (2019), one of the Top 100 Best-Performing CEOs in the World by Harvard Business Review (2019) and as Canada’s Outstanding CEO of the Year for 2015 by the Financial Post. Under his leadership, Bell announced the Bell Let’s Talk initiative in 2010, the largest-ever corporate commitment to Canadian mental health and now one of the country’s most prominent community investment campaigns. Mr. Cope was named Ivey Business Leader of the Year in 2013 and serves on the school’s advisory board. He has been awarded honorary Doctorate degrees by his alma mater, University of Windsor and Trent University, was Chair of United Way Toronto’s record-breaking 2013 campaign, and received the Queen’s Diamond Jubilee Medal for his work on Bell Let’s Talk. He recently retired from the board of Maple Leaf Sports & Entertainment Ltd. (MLSE). Mr. Cope is Chair of the board of the Bank of Montreal, and serves as a director of its U.S. subsidiary, BMO Financial Corp. In addition, he sits on the board of directors of the Brain Canada Foundation. Mr. Cope was appointed a Member of the Order of Canada in 2014 and was inducted into the Canadian Business Hall of Fame in 2018. Mr. Cope is a graduate of the Ivey School of Business at Western University.

Member of the Corporate Governance Committee and Human Resources Committee

Class A subordinate voting shares: 21,540 (*)

Deferred Stock Units: 1,346 (+)

2020 votes in favour: 99.93%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Paule Doré Outremont, Quebec, Canada Director since: 1995 Age: 69 Independent director, complies with the share ownership guideline

Ms. Doré is a corporate director. She joined CGI in 1990 and served in a number of roles, including as Executive Vice-President and Chief Corporate Officer when she retired in 2006. Ms. Doré has served on the board of directors of other publicly listed companies, including Ault Food Limited, AXA Canada, Groupe Covitec Inc., Groupe Laperrière & Verreault Inc. and Cogeco Inc. Ms. Doré currently serves as a director of Héroux-Devtek Inc. and of the Institute for the Governance of Public and Private Organizations (IGOPP). Ms. Doré holds an honorary Doctorate degree in Philosophy from the Dominican University College in Ottawa.

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 54,274 (*)

Deferred Stock Units: 13,295 (+)

Stock options: 625 (‡)

2020 votes in favour: 95.30%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

12	2020 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Julie Godin Verdun (Nuns’ Island), Quebec, Canada Director since: 2013 Age: 45 Director related to CGI, complies with the share ownership guideline

Ms. Godin, as Co-Chair of the CGI Board of Directors, collaborates with the Board to set the strategic direction of the company, including overseeing the development and execution of its rolling three-year strategic plan, which is updated annually. As part of this, she and the Board focus on achieving results for and maintaining equilibrium among CGI’s three stakeholders – clients, employees (whom we call members) and shareholders – to ensure each stakeholders’ long-term success. As Executive Vice-President of Strategic Planning and Corporate Development, Ms. Godin oversees the ongoing development of the CGI Management Foundation, which includes the key elements and best practices that define and guide the company’s actions for the benefit of all three stakeholders. She also leads the strategic planning, marketing & communications and mergers & acquisitions functions. In this role, she directs the company’s continuous improvement through structured stakeholder insights and metrics, and drives forward the successful execution of the Build and Buy Strategy, equipping leaders to bring forward CGI’s end-to-end services and merging with IT and business consulting firms that strengthen our footprint and capabilities. Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellbeing programs in the workplace, which merged with CGI.

Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development

Class A subordinate voting shares: 7,434 (*)

Stock options: 257,946 (‡)

Performance Share Units: 32,614 (§)

2020 votes in favour: 97.86%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Serge Godin Westmount, Quebec, Canada Director since: 1976 Age: 71 Director related to CGI, complies with the share ownership guideline

Mr. Godin is the Founder and Executive Chairman of the Board of CGI. Under Mr. Godin’s leadership, CGI has grown into one of the largest independent information technology and business process services firms in the world. Mr. Godin is a member of the Order of Canada and the Ordre national du Québec. In 2008, he was inducted into the Canadian Business Hall of Fame. In 2011, Mr. Godin was named an Honorary Associate by the Conference Board du Canada. In 2015, he became a lifelong member of the Horatio Alger Association. In 2016, he was promoted to Officer of the Order of Canada for his information technology sector and philanthropic contributions. Mr. Godin was also awarded an honorary Doctorate degree from ÉTS (École de technologie supérieure), an honorary Doctorate degree in Law from York University and Concordia University, an honorary Management degree from HEC Montréal and an honorary Doctorate degree in Administrative Sciences from Université Laval. Mr. Godin was appointed as director of Alstom SA on October 29, 2020. He will enter into office on January 1st, 2021, subject to completion of Alstom SA’s Bombardier Transportation acquisition. Mr. Godin owns a majority interest in CGI’s Class B shares (see Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Executive Chairman of the Board

Class A subordinate voting shares: 281,606 (*)

Class B shares: 25,545,706 (*)

Performance Share Units: 227,954 (§)

2020 votes in favour: 97.85%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

2020 MANAGEMENT PROXY CIRCULAR	13

Nominees for Election as Directors

Timothy J. Hearn Calgary, Alberta, Canada Director since: 2015 Age: 76 Independent director, complies with the share ownership guideline

Mr. Hearn is a corporate director. Prior to his retirement in 2008, he was Chairman and Chief Executive Officer of Imperial Oil Limited. Mr. Hearn has over 40 years of experience in the oil and gas industry and has, in the course of his career, held executive leadership positions in Canada and abroad. He spent, among others, ten years at Exxon Mobil Corporation heading global businesses while living in the United States and Asia. He served on the board of directors of other publicly listed issuers, including Imperial Oil Limited, Royal Bank of Canada and ARC Resources Ltd. Mr. Hearn currently serves as Chairman of Hearn and Associates Inc., a consulting, investment management and philanthropic organization. Mr. Hearn holds a Bachelor of Science degree from University of Manitoba.

Lead Director, Member of the Human Resources Committee and of the Corporate Governance Committee

Class A subordinate voting shares: 28,000 (*)

Deferred Stock Units: 8,328 (+)

Stock Options: 4,697 (‡)

2020 votes in favour: 99.58%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

André Imbeau Beloeil, Quebec, Canada Director since: 1976 Age: 71 Director related to CGI, complies with the share ownership guideline

Mr. Imbeau is the Founder and Advisor to the Executive Chairman of the Board of CGI. He co-founded CGI with Mr. Serge Godin in 1976 and was, until 2006, Executive Vice-President and Chief Financial Officer and, until 2016, Founder, Vice-Chairman of the Board and Corporate Secretary of the Company. Mr. Imbeau’s financial and operational expertise and deep understanding of CGI’s operations enables him to provide valuable insight to management and the Board of Directors. Mr. Imbeau was awarded an honorary Doctorate degree from Université du Québec à Chicoutimi. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document).

Founder and Advisor to the Executive Chairman of the Board

Class A subordinate voting shares: 30,478 (*)

Class B shares: 3,400,000 (*)

Stock options: 69,144 (‡)

2020 votes in favour: 98.10%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

14	2020 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Gilles Labbé Montréal, Quebec, Canada Director since: 2010 Age: 64 Independent director, complies with the share ownership guideline

Mr. Labbé is the Executive Chairman of the Board of Héroux-Devtek Inc., an international company specializing in the design, development, manufacture, repair, and overhaul of landing gear systems and components for the aerospace market. Prior to June 2019, Mr. Labbé had been President and Chief Executive Officer of Héroux-Devtek Inc. since the acquisition of Devtek Corporation by Héroux Inc. in 2000 and previously, he was the President and Chief Executive Officer of Héroux Inc. since 1989. Mr. Labbé holds a Bachelor of Business Administration degree from Université de Montréal and is a Fellow Chartered Professional Accountant (FCPA, FCA).

Chair of the Audit and Risk Management Committee

Class A subordinate voting shares: 15,000 (*)

Deferred Stock Units: 29,809 (+)

Stock options: 37,732 (‡)

2020 votes in favour: 99.86%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Michael B. Pedersen Toronto, Ontario, Canada Director since: 2017 Age: 60 Independent director, complies with the share ownership guideline

Mr. Pedersen is a corporate director. Prior to his retirement in June 2018, he was Special Advisor to the Chief Executive Officer of The Toronto-Dominion Bank since June 2017 and Group Head, U.S. Banking of The Toronto-Dominion Bank as well as President and Chief Executive Officer and a director of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. from 2013 to 2017, where he was responsible for leading the bank’s retail and commercial banking operations in the United States. Prior to joining TD Bank Group in 2007, Mr. Pedersen worked at Barclays plc in the United Kingdom where he was responsible for three global businesses and prior to that he worked at CIBC where he held senior executive roles in retail and business banking. Mr. Pedersen served as Chairman of the Canadian Bankers Association and currently serves as a director of SNC-Lavalin and as Chairman of the board of directors of the Business Development Bank of Canada. Mr. Pedersen holds a Bachelor of Commerce degree from University of British Columbia and a Master’s degree in Industrial Relations from University of Toronto.

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 24,350 (*)

Deferred Stock Units: 8,221 (+)

2020 votes in favour: 99.93%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

2020 MANAGEMENT PROXY CIRCULAR	15

Nominees for Election as Directors

Stephen S. Poloz Orleans, Ontario, Canada Director since: 2020 Age: 65 Independent director, complies with the share ownership guideline

Mr. Poloz is a corporate director. A widely-recognized economist with nearly 40 years of experience in financial markets, forecasting and economic policy, Stephen S. Poloz served a seven-year term as the Governor of the Bank of Canada, starting in 2013. As Governor, he served as Chairman of the Bank’s board of directors. He was a director of the Bank for International Settlements (BIS) and the Canada Deposit Insurance Corporation. He was also Chair of the BIS Audit Committee and former Chair of the Consultative Council for the Americas. Previously, Mr. Poloz was President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies.

Member of the Audit and Risk Management Committee

Deferred Stock Units: 298 (+)

New candidate for election as director

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Financial services	✓	✓	✓	✓

Mary Powell Vermont, United States Director since: 2020 Age: 60 Independent director, complies with the share ownership guideline

Ms. Powell is a corporate director. Recognized as an energy transformation visionary, Mary Powell has served as President and Chief Executive Officer for Green Mountain Power Corporation (GMP) in the state of Vermont from 2008 through 2019. She led GMP’s ambitious energy transformation program to provide low carbon, low cost and reliable power to Vermont citizens. Ms. Powell has received various accolades, including the prestigious Rachel Carson Award in 2018, which honors distinguished female leaders influencing the environment. She is Chair of The Solar Foundation, Director of the Rocky Mountain Institute, and an active member of the board of directors for several leading companies.

Member of the Corporate Governance Committee and Human Resources Committee

New candidate for election as director

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Communications & Utilities	✓	✓	✓	✓

16	2020 MANAGEMENT PROXY CIRCULAR

Nominees for Election as Directors

Alison C. Reed London, United Kingdom Director since: 2018 Age: 63 Independent director, complies with the share ownership guideline

Ms. Reed is a corporate director. She previously held senior management roles at Marks and Spencer plc where she spent more than 20 years, including as Chief Financial Officer from 2001 to 2005, and at Standard Life Assurance Company and Standard Life plc, where she served as Chief Financial Officer from 2005 to 2006 and led the company’s listing on the London Stock Exchange. Ms. Reed has served on the board of directors of several companies, including Darty plc and HSBC Bank plc. She currently serves as Deputy Chairman of British Airways plc, as a director of NewDay Ltd and as a Member of Council of Exeter University. Ms. Reed holds a Bachelor of Arts degree from Exeter University and is a Chartered Accountant (ACA).

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 3,000 (*)

2020 votes in favour: 99.90%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach Montréal, Quebec, Canada Director since: 2006 Age: 68 Director related to CGI, complies with the share ownership guideline

Mr. Roach is a corporate director. Retired President and Chief Executive Officer of CGI (2006-2016) and President and Chief Operating Officer (2002-2006), he joined CGI in a senior management position in 1998, from a major telecommunications company. Mr. Roach was named CEO of the Year 2013 by the Québec-based business journal Les Affaires and Most Innovative CEO of the Year 2014 by Canadian Business magazine. He currently serves on the board of directors of CAE Inc. and is a member of the National Advisory Board for Canada’s Outstanding CEO of the Year. He is the former Chair of Interac Inc. Mr. Roach holds a Bachelor of Arts in Economics and Political Science, as well as an Honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Member of the Board of Directors

Class A subordinate voting shares: 951,335 (*)

Deferred Stock Units: 5,104 (+)

2020 votes in favour: 98.36%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Nominees for Election as Directors

George D. Schindler Fairfax, Virginia, United States Director since: 2016 Age: 57 Director related to CGI, complies with the share ownership guideline

Mr. Schindler is the President and Chief Executive Officer of CGI. He joined the Company through its acquisition of American Management Systems, Inc. in 2004 and has since then held numerous leadership roles, including leading the strategy and growth of CGI’s end-to-end services and solutions for commercial and government clients in the United States and Canada. Prior to his appointment as President and Chief Executive Officer in 2016, Mr. Schindler served as President and Chief Operating Officer of CGI since 2015 and as President, United States and Canada Operations since 2011. A recognized industry leader, Mr. Schindler has twice been named a Top 100 Leader by Federal Computer Week. He holds a Bachelor of Science degree in Computer Science from Purdue University.

President and Chief Executive Officer

Class A subordinate voting shares: 31,390 (*)

Stock options: 1,154,339 (‡)

Performance Share Units: 201,693 (§)

2020 votes in favour: 99.53%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Kathy N. Waller Atlanta, Georgia, United States Director since: 2018 Age: 62 Independent director, complies with the share ownership guideline

Ms. Waller is a corporate director. She served as the Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company until March 2019 where she was responsible for leading the company’s global finance organization. Ms. Waller joined The Coca-Cola Company in 1987 as a senior accountant and held numerous accounting and finance roles. She was Vice President, Controller from August 2009 to September 2013 and Senior Vice President, Finance from September 2013 to April 2014, prior to becoming Executive Vice President and Chief Financial Officer. She assumed responsibility for the company’s strategic governance areas as Executive Vice President, Chief Financial Officer and President Enabling Services from May 2017 to March 2019. Ms. Waller currently serves on the board of directors of Beyond Meat, Inc., Delta Air Lines, Inc. and Cadence Bancorporation. Previously she served on the board of directors of Coca-Cola FEMSA, S.A.B. de C.V and Monster Beverage Corporation. She holds a Bachelor of Arts degree and a Master’s degree in Business Administration from the University of Rochester and is a Certified Public Accountant (CPA, CGMA).

Member of the Audit and Risk Management Committee

Deferred Stock Units: 3,712 (+)

2020 votes in favour: 99.80%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

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Nominees for Election as Directors

Joakim Westh Stockholm, Sweden Director since: 2013 Age: 59 Independent director, complies with the share ownership guideline

Mr. Westh is a corporate director. He served as Senior Vice-President of LM Ericsson AB until 2009 where he was responsible for strategy, operations and sourcing. Mr. Westh is well-known as a leading expert in the fields of technology and management, particularly in Scandinavia. He served on the board of directors of other publicly listed issuers, including Arcam AB. He currently serves as a director of Saab AB, Swedish Match AB and Absolent Group AB. Mr. Westh holds Master’s degrees in Science from the Royal Institute of Technology and the Massachusetts Institute of Technology.

Chair of the Human Resources Committee

Class A subordinate voting shares: 8,755 (*)

2020 votes in favour: 98.38%

Operational Literacy				Governance Risk and Compliance
Executive	Consulting Services and			Financial Literacy			Governance and Human
Leadership	IT Industry	Geography	Vertical market	Finance	Accounting	Risk	Resources
✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

(*)	Number of shares beneficially owned, controlled or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)

The number of PSUs includes PSUs that were awarded at the beginning of fiscal 2021 to Ms. Godin and Messrs. Godin and Schindler as part of their target compensation for fiscal 2021, but which have not yet become eligible to vest and remain subject to the achievement of performance conditions, which will be determined at end of fiscal 2021. For more information concerning PSUs, please refer to the heading Performance Share Unit Plans later in this document.

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Executive Compensation Discussion and Analysis

Executive Compensation Process for the 2020 Fiscal Year

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as the satisfaction of clients and employees, whom we call members.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These individuals in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for its shareholders.

In keeping with CGI’s compensation policy, the principles used to determine the compensation of the named executive officers (the President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

Fiscal 2020 has been impacted by the COVID-19 pandemic and CGI re-evaluated its approach to executive compensation during this period of uncertainty. Temporary measures have been proactively taken to respond to this unprecedented crisis. These measures will be further explained in this document under the heading Base Salary.

The sections below outline the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives are responsible for achieving. Similarly, the Committee is responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executives.

The Committee is made up of Messrs. Joakim Westh, Chair of the Committee, Alain Bouchard, George A. Cope, Timothy J. Hearn, Lead Director, and Ms. Mary Powell all of whom are independent directors. The Committee held four regular meetings in fiscal 2020. Mr. Westh’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The members of the Committee have significant experience in matters relating to human resources management and executive compensation, which they have acquired in their role as senior executives or as members of the Human Resources Committee of other publicly listed issuers. Mr. Westh was Senior Vice-President of LM Ericsson AB, Mr. Bouchard was President and Chief Executive Officer and is now Founder and Executive Chairman of the board of directors of Alimentation Couche-Tard Inc. Mr. Hearn was Chairman and Chief Executive Officer of Imperial Oil Limited and Chair of the Human Resources and Compensation Committee of ARC Resources Ltd, Mr. George A. Cope was President and Chief Executive Officer of BCE Inc. and Bell Canada and Ms. Powell was President and Chief Executive Officer for Green Mountain Power Corporation.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of

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Directors later in this document). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	Advising the Board of Directors on human resources planning;

•

Reviewing and advising the Board of Directors on management’s succession plans for executive officers, with special emphasis on the Founder and Executive Chairman of the Board and President and Chief Executive Officer succession;

•

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the compensation strategy and compensation policies for the executive officer level as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•

Making recommendations to the Board of Directors for the appointment of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, while considering and promoting the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience, and the corporate objectives which the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other executive officers, as the case may be, are responsible for meeting, as well as the assessment of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer against these objectives;

•	Monitoring the performance of the Founder and Executive Chairman of the Board and the President and Chief Executive Officer and providing advice and counsel in the execution of their duties;

•

Reviewing and advising the Board of Directors on CGI’s overall compensation plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Founder and Executive Chairman of the Board and for the President and Chief Executive Officer of the Company and, in that regard, considering appropriate information;

•

Reviewing and advising the Board of Directors on the compensation of executive officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, performance share units, benefits and perquisites as proposed by the Founder and Executive Chairman of the Board and the President and Chief Executive Officer;

•	Reviewing and advising the Board of Directors on employment and termination arrangements for senior executives;

•	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

•	Recommending the appointment of new officers as appropriate while considering and promoting the diversity of the executive team’s background, including gender, ethnicity, age and experience;

•	Reviewing and advising the Board of Directors on significant organizational changes;

•	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

•	Reviewing and advising the Board of Directors on management development programs for the Company;

•	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, including any contracts relating to change of control, if any; and

•

Reviewing and advising the Board of Directors on the compensation of the members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions, and recommending changes where applicable.

The Committee also performs such other duties from time to time as assigned by the Board of Directors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

In executing its mandate for fiscal 2020, the Committee retained the services of Willis Towers Watson, the Company’s external human resources consultant. Willis Towers Watson was first retained to provide consulting services in 1995. The services provided by Willis Towers Watson to the Committee include:

•	Providing the Committee with information on market trends and good practices on executive and director compensation;

•

Developing recommendations on the composition of the comparator groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives of the Company;

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•

Conducting market research and providing the Committee with data and analysis on compensation practices of companies in comparator groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executives; and

•	Reviewing the design of the annual and long-term incentive plans and providing data and analysis on comparator group company practices in this area.

To ensure the quality of services provided to the Committee by external human resources consultants, as well as their independence, the Committee has established the following processes as part of its annual work plan:

•

Once a year or as required, external consultants that may be retained by the Committee provide to the Committee a statement of the services that may be provided to the Committee at its request and those that may be provided at the request of management for the purpose of enabling the Committee to pre-approve all services that may be provided by such external consultants;

•

The Committee may request from each external consultant information concerning the consultant’s organizational structure and employees who provide services to the Committee so that the Committee may agree with the external consultant on measures to address any real or perceived conflicts of interest that may arise from the services provided by the external consultant to the Company at the request of management; and

•	The Committee reviews the external consultant independence policy annually to ensure that it continues to meet the Committee’s requirements.

Executive Compensation Related Fees

The fees of Willis Tower Watson, CGI’s external human resources consultant, for services rendered during the fiscal years ended September 30, 2020 and 2019 are detailed below:

Service retained	Fees billed
	2020	2019
Advice in relation to executive compensation and the compensation of directors(a)	$45,000	$112,000

All other fees(b)	$250,000	$215,000

Total fees billed	$295,000	$327,000

(a)	All fees billed by the human resources consultant for the years ended September 30, 2020 and 2019 were related to annually recurring work for the Committee.
(b)	The other fees billed by the human resources consultant for the years ended September 30, 2020 and 2019 were mainly in relation to pension and benefits matters.

Composition of Comparator Group

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a comparator group made up of leading companies in a number of industries. These companies include information technology consulting firms and companies similar to CGI in terms of size, and operational and managerial complexity. With 85% of its 2020 revenues generated outside Canada and constant international expansion, CGI must offer competitive compensation in each of the challenging markets in which it operates in order to recruit and retain high-performing executives. All of the Company’s major competitors are based either in the U.S., Europe or in the Asia Pacific region and they compete against CGI both in Canada and internationally. In response to this market reality, the Committee based Named Executive Officers’ compensation for the year ended September 30, 2020 on the compensation of executives in the U.S. and Canadian market for the Named Executive Officers based in Canada and the U.S. The Committee reviews the composition of the comparator group annually and in fiscal 2020, adjusted the U.S. & Canada Comparator Group to reflect market changes.

The selection criteria used to determine the companies included in the comparator group are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT and business consulting, systems integration, outsourcing services and intellectual property solution providers;

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•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the data bank for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant.

Each company in the following table meets one or more of the foregoing criteria.

U.S. & Canada Comparator Group: Executives from 13 companies

Accenture plc Automatic Data Processing, Inc. Booz Allen Hamilton Holding Corporation CACI International Inc. Capgemini S.E. Cognizant Technology Solutions Corporation Conduent Incorporated	DXC Technology Company Experian plc Fidelity National Information Services Inc. Fiserv, Inc. Leidos Holdings, Inc. Science Application International Corporation

The foregoing comparator group was used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2020.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: base salary, short-term incentive, long-term incentive, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s Named Executive Officers do not participate in any defined benefit pension plans.

Component	Description	Policy Alignment with Comparator Group
Base Salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the comparator group.
Short-Term Incentive	Annual payout based on the achievement of performance objectives in accordance with the Profit Participation Plan.	Aligned with median short-term incentives of the comparator group when performance objectives are met.
Long-Term Incentive	Grants under the Share Option Plan and/or awards under the Performance Share Unit Plans, as applicable in each case, based on achievement of performance objectives.	Aligned with median total compensation of the comparator group when business objectives are met, or above the median to recognize an executive’s exceptional performance.
Benefits	Group benefits and employer contributions under CGI’s Share Purchase Plan.	Aligned with median benefits of the comparator group.
Perquisites	Principal perquisites include company car and related expenses, tax services, relocation costs and medical exams.	Aligned with median perquisites of the comparator group.
Total Compensation

Taking into account the number of years of experience in the role, aligned over time with the median of the total compensation of the comparator group when business objectives are met, while exceptionally allowing for compensation above the median as necessary to recognize an executive’s exceptional and sustained contribution to the Company’s success.

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The following table shows for each Named Executive Officer the compensation components as a percentage of their total compensation, at target levels, for the year ended September 30, 2020:

Name and title as at September 30, 2020	Base Salary	Short-Term Incentive	Long-Term Incentive	Benefits and Perquisites
Serge Godin Founder and Executive Chairman of the Board	9.35%	18.70%	71.76%	0.19%

George D. Schindler President and Chief Executive Officer	12.02%	24.04%	63.49%	0.45%

François Boulanger Executive Vice-President and Chief Financial Officer	20.43%	20.43%	58.29%	0.85%

Timothy J. Hurlebaus President, CGI Federal	30.30%	18.18%	49.46%	2.06%

David L. Henderson President, United States Operations, Commercial and State Government	31.25%	18.75%	47.84%	2.16%

The Founder and Executive Chairman of the Board, the Co-Chair of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan for Employees, Officers and Directors of CGI Inc. and its Subsidiaries (the “Share Option Plan”) and of PSUs under the Performance Share Unit Plan for Designated Leaders of CGI Inc. and its Subsidiaries (the “2017 PSU Plan” and collectively with the 2014 Performance Share Unit Plan for Designated Participants of CGI Inc., the “PSU Plans”), as applicable, be adjusted in order to ensure that actual profit participation, vested stock options and vested PSUs are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them over time with the median base salary in the relevant comparator group, taking into account the number of years of experience in the role, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2020, the positions of Named Executive Officers were compared with generic positions in the compensation databases for the relevant countries maintained by Willis Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

As part of the measures taken to mitigate the financial impact of COVID-19, a number of senior executives and vice-presidents in Corporate Services and in other impacted Strategic Business Units voluntarily agreed to a significant reduction of their base salary during fiscal 2020 for the period during which CGI had members on leave without pay in order to supplement employment income lost by such members. Mr. George Schindler, President and Chief Executive Officer and Ms. Julie Godin, Co-Chair of the Board, Executive Vice-President, Strategic Planning and Corporate Development, agreed to forfeit 100% of their base salary during this period, and Mr. Serge Godin, Founder and Executive Chairman of the Board, agreed to forfeit 100% of his base salary for the remainder of the 2020 calendar year. In support these measures, the outside directors also agreed to forfeit a significant portion of their compensation during fiscal 2020 for the period during which CGI had members on leave without pay. For more information concerning the outside directors’ compensation reductions, please refer to the heading Board of Directors and Standing Committee Fees later in this document.

Short-Term Incentive Plan – Profit Participation Plan

The Named Executive Officers participate in the Profit Participation Plan, a short-term incentive plan that pays an annual cash payout based on achievement of performance objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

Individual payouts are based on the executive’s profit participation target under the Profit Participation Plan and the achievement of performance objectives. The profit participation target varies as a percentage of base salary depending on

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the executive’s position and is adjusted in accordance with the performance factors that are directly linked to the level of achievement of the performance objectives set out in the Company’s annual budget and strategic plan. The Profit Participation Plan provides that the Founder and Executive Chairman of the Board, the Co-Chair of the Board or the President and Chief Executive Officer may recommend to the Committee and to the Board of Directors to modify payment amounts or propose revised targets based on the overall performance of the Company, the individual’s performance, exceptional market conditions and other factors.

Executive profit participation targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s applicable comparator group.

Performance Factors

The performance factors used to adjust each Named Executive Officer’s profit participation target in fiscal 2020 were based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the annual payout under the Profit Participation Plan. Such adjustment may result in a reduction or an increase in the annual payout. In the latter case, the payout may not exceed two times the target. The relative performance of the companies in CGI’s comparator group is not a factor in determining the annual payout being paid under the Profit Participation Plan.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin. The growth performance factor is based on the degree of achievement of year-over-year percentage constant currency revenue growth. Both factors are approved by the Board of Directors as part of the Company’s annual budget and strategic plan approval,

Only items that are the result of actual management operation activities are taken into account in the calculation of performance factors for compensation purposes. The performance factors are prorated between target levels.

The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant currency revenue(a)	Growth Performance Factor

Budgeted margin objectives on a scale of five levels	0 0.25 0.50 1.00 1.25	Budgeted revenue objectives on a scale of five levels	0 2.00 3.00 3.50 4.00

(a)

Net earnings excluding specific items is a non-generally accepted accounting principle (“non-GAAP”) measure of net earnings excluding acquisition and integration related costs, restructuring costs and tax adjustments. Constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found on page 28 of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and the growth performance factor are established, the following formula is used to determine the payout under the Profit Participation Plan:

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The effect of the formula is to place importance on achieving both the growth and the profitability objectives. If the minimum threshold for either growth or profitability is not met, there is no annual payout under the Profit Participation Plan.

The profit participation targets of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer were based on the formula above as it pertains solely to the overall Company performance. In the case of Presidents of operating segments of the Company, also referred to as Strategic Business Units, half of their profit participation target was based on the formula above as it pertains to the performance of the Company, while the other half was determined based on the performance of the Strategic Business Units for which they are responsible using the same performance measures and certain quality metrics (including client and member satisfaction).

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

For fiscal 2020, the profit participation targets and payouts received by the Named Executive Officers under the Profit Participation Plan are as follows:

Name and title as at September 30, 2020	Annual profit participation target	Annual profit participation payout
Serge Godin Founder and Executive Chairman of the Board	$2,750,000	$0

George D. Schindler(a) President and Chief Executive Officer	$3,200,000	$0

François Boulanger Executive Vice-President and Chief Financial Officer	$766,000	$0

Timothy J. Hurlebaus(a) President, CGI Federal	$461,844	$134,570

David L. Henderson(a) President, United States Operations, Commercial and State Government	$474,763	$134,570

(a)

Messrs. Schindler, Hurlebaus and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3457, for each U.S. dollar in fiscal 2020. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019.

Long-Term Incentive Plans

CGI’s long-term incentive plans are designed to ensure that executives’ interests are closely aligned with those of all shareholders and include the Share Option Plan and the PSU Plans. In line with practices among certain of the Company’s peers, the Company’s current compensation practice is to grant, on a case by case basis, stock options issued under the Share Option Plan, PSUs awarded under the 2017 PSU Plan or a combination of both as the long-term incentive component of certain of its senior executives’ compensation. For fiscal 2020, Named Executive Officers’ target long-term incentive compensation was composed solely of PSU awards awarded under the 2017 PSU Plan.

Share Option Plan

The Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. Company’s practice is to apply performance vesting conditions for all stock options granted under the Share Option Plan. CGI’s annual long-term incentive grant of stock options is made in connection with the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and growth objectives determined following the completion of the fiscal year and subject to adjustment in accordance with the Share Option Plan. Stock options that do not become eligible to vest are forfeited and cancelled.

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Stock options that have become eligible to vest then typically vest on a time basis as follows: one-quarter when the fiscal year results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Performance Share Unit Plans

Each PSU entitles the holder to receive one Class A subordinate voting share subject to the achievement of performance and time vesting conditions and to the terms and conditions set out in the PSU Plans. Unlike Class A subordinate voting shares issued in connection with the exercise of stock options under the Share Option Plan, which are issued from treasury, the PSUs are settled with Class A subordinate voting shares purchased in the open market by the plan trustees with funds provided by CGI.

PSUs have performance conditions that are determined by the Board of Directors at the time of each grant. CGI’s annual long-term incentive awards of PSUs are made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and growth objectives that apply to stock options. Both objectives are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval.

PSUs that become eligible to vest then vest on a time basis. PSUs that do not become eligible to vest under the PSU Plans are forfeited and cancelled.

See the heading Key Features of CGI’s Long-Term Incentive Plans later in this document for a summary of the features of the PSU Plans.

Award Date Fair Value

The accounting fair value of the PSUs was determined in accordance with IFRS 2 as the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses takes into account the actual result of the performance-based vesting and amortizes the resulting net PSU value over the four-year vesting period. Since fiscal 2018, the Company has used the accounting fair value of the PSUs as the award date fair value for compensation purposes in order to align the earned compensation with performance results.

Performance Factors and Vesting Conditions

The performance factors used to determine the number of stock options or PSUs that will vest under CGI’s long-term incentive plans are based on two separate measures: profitability and growth. The achievement of profitability and growth objectives determines the performance factors that are applied to calculate the number of PSUs or stock options that vest under CGI’s long-term incentive plans. The total percentage of PSUs or stock options eligible to vest is capped at 100%.

The profitability performance factor is based on the degree of achievement of the net earnings excluding specific items margin. The growth performance factor is based on the degree of achievement of year-over-year percentage constant currency revenue growth. Both factors are approved by the Board of Directors concurrently with the Company’s annual budget and strategic plan approval. If the minimum thresholds for profitability and growth are not met, no PSUs or stock options become eligible to vest under the long-term incentive plans. The relative performance of the companies in CGI’s comparator group is not a factor in determining the number of PSUs or stock options that will vest under CGI’s long-term incentive plans.

Only items that are the result of actual management operation activities are taken into account in the calculation of vesting conditions for compensation purposes. The performance factors are prorated between target levels.

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The profitability performance factor and growth performance factor are established by determining the actual level of achievement of the budgeted profitability and growth objectives which correspond to a pre-determined numerical performance factor.

Profitability		Growth
Net earnings excluding specific items margin(a)	Profitability Performance Factor	Constant currency revenue(a)	Growth Performance Factor

Budgeted margin objectives on a scale of five levels	0 0.25 0.50 1.00 1.25	Budgeted revenue objectives on a scale of five levels	0 0.25 0.75 1.00 1.25

(a)

Net earnings excluding specific items is a non-GAAP measure of net earnings excluding acquisition and related integration costs, restructuring costs and tax adjustments. Constant currency revenue is a non-GAAP measure of revenue excluding currency conversion effects. Management believes these measures are useful for executive compensation purposes as they best reflect the Company’s performance and allow for better comparability from period to period. These measures do not have any standardized meaning under IFRS and may not be comparable to similar measures used by other companies. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found on page 28 of the Company’s Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019, which is available on the Canadian Securities Administrators’ website at www.sedar.com.

Once the profitability performance factor and growth performance factor are established, the following formula is used to determine the proportion of performance-based vesting under CGI’s long-term incentive plans.

Long Term Incentive Plan Awards in Fiscal 2020

For fiscal 2020, an aggregate of 224,108 PSUs were awarded to the Named Executive Officers under the 2017 PSU Plan as part of their fiscal 2020 target compensation. The number of PSUs awarded was determined based on the long-term compensation value required to align the Named Executive Officer’s total compensation with the Company’s compensation policy. No stock options were granted to the Named Executive Officers as part of their fiscal 2020 target compensation. The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

For fiscal 2020, the performance vesting of the PSUs based on the formula above, as it pertains to the overall Company was 43.7%. However, the Board of Directors established performance vesting as it pertains to the overall Company at 45% as the profitability performance factor was negatively impacted by unplanned restructuring costs related to the impact of the COVID-19 pandemic.

In the case of the performance vesting of the PSUs awarded to the Presidents of Strategic Business Units, half of the performance vesting was based on the overall performance of the Company, while the other half was determined based on the performance of the Strategic Business Unit for which they are responsible using the same performance measures.

Based on the foregoing, 45% of the PSUs awarded to Messrs. Serge Godin, George D. Schindler and François Boulanger for fiscal 2020 became eligible to vest and 22.5% of the PSUs awarded to Mr. Timothy J. Hurlebaus and 45.63% of the PSUs awarded to Mr. David L. Henderson for fiscal 2020 became eligible to vest. PSUs granted in fiscal 2020 under the 2017 PSU Plan that are eligible to vest will vest on the fourth anniversary of the award.

A table showing all outstanding unvested PSU awards held as at September 30, 2020 by the Named Executive Officers as well as the market value of such unvested PSU as of such date is provided in Appendix A.

CGI does not disclose specific profitability and growth objectives because it considers that the information would place it at a significant competitive disadvantage if the objectives became known. Disclosing the specific performance objectives

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that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance objectives became known, its ability to negotiate accretive business agreements could be significantly impaired, putting incremental pressure on its profit margins. In addition, CGI believes that disclosing performance objectives would be inconsistent with CGI’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information.

Total At Risk Compensation and Actual Payouts

A significant portion of the Named Executive Officers’ compensation, namely payments under the Profit Participation Plan, grants under the Share Option Plan and awards under the PSU Plans, is performance-based and therefore “at risk”. The percentage of total compensation of the Named Executive Officers that was “at risk” in fiscal 2020 ranged from 66.59% to 90.46%.

The achievement of the performance factors under the Profit Participation Plan and the performance vesting conditions under the Share Option Plan and PSU Plans also present a meaningful challenge for the Company’s senior executives and management team because the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. This is evidenced by the fact that the aggregate payout to the reported Named Executive Officers for fiscal 2020, 2019 and 2018 that was “at risk”, or subject to the achievement of performance factors or performance vesting conditions, was respectively 33.98%, 91.93% and 78.82% of the target “at risk” compensation.

The table below shows the portion of the total compensation “at risk” as well as the portion of that “at risk” compensation that was actually paid out to the Named Executive Officers for the 2020 fiscal year.

Name and title as at September 30, 2020	Percentage of total target compensation “at risk”(a)	Percentage payout of “at risk” compensation(b)
Serge Godin Founder and Executive Chairman of the Board	90.46%	35.70%
George D. Schindler President and Chief Executive Officer	87.53%	32.64%
François Boulanger Executive Vice-President and Chief Financial Officer	78.72%	33.32%
Timothy J. Hurlebaus President, CGI Federal	67.64%	24.28%
David L. Henderson President, United States Operations, Commercial and State Government	66.59%	40.76%

(a)

This column shows the proportion of the Named Executive Officer’s total target compensation for fiscal 2020 that was “at risk” composed of the annual payout under the Profit Participation Plan and awards under the 2017 PSU Plan.

(b)	This column shows the proportion of the Named Executive Officer’s total target compensation “at risk” that was actually paid out in fiscal 2020.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executives, while negatively impacting the interests of the Company.

The Committee considers that the Company’s executive compensation policies, including those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to significant risks. The short-term and long-term incentive performance-based compensation components require that the Company’s profitability and growth objectives be met. Business strategies that impair the Company’s profitability or growth, whether in the short or long-term, will not result in payouts to senior executives or management.

All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company.

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Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards) made to the Named Executive Officers that vested in fiscal 2020 as well as the value of non-equity incentive plan compensation earned by the Named Executive Officers in fiscal 2020.

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation –Value earned during the year(c) ($)
Serge Godin Founder and Executive Chairman of the Board	–	$13,925,486	–

George D. Schindler(d) President and Chief Executive Officer	$6,964,516	–	–

François Boulanger Executive Vice-President and Chief Financial Officer	$2,703,105	–	–

Timothy J. Hurlebaus(d) President, CGI Federal	$ 772,232	–	$134,570

David L. Henderson(d) President, United States Operations, Commercial and State Government	$1,138,558	–	$134,570

(a)

The option-based awards that vested during fiscal 2020 were the performance-based stock options granted to Messrs. Schindler, Boulanger, Hurlebaus and Henderson during the 2016, 2017, 2018 and 2019 fiscal years that became eligible to vest and for which the exercise prices were $48.16 for fiscal 2016, $63.23 for fiscal 2017 and for fiscal 2018 and $85.62 for fiscal 2019. In fiscal 2020, one-quarter of such stock options eligible to vest for fiscal 2016, one-quarter of such stock options eligible to vest for fiscal 2017 and one quarter of such stock options eligible to vest for fiscal 2018 vested on October 1, 2019 when the closing price of the shares was $103.00 and one-quarter of such stock options granted for fiscal 2019 vested on November 5, 2019 when the closing price of the shares was $102.06.

(b)

The share-based awards that vested during fiscal 2020 were the performance-based PSUs awarded to Mr. Godin for fiscal 2016, 2017, 2018 and 2019 respectively. The proportion of performance-based vesting for these PSUs was 50%, 83.01%, 70.16% and 83.40% for the PSUs awarded in respect of fiscal 2016, 2017, 2018 and 2019 and these became eligible to vest after the end of each such fiscal year. In fiscal 2020, one-quarter of such PSUs awarded for fiscal 2016, one-quarter of such PSUs awarded for fiscal 2017 and one quarter of such PSUs awarded for fiscal 2018 vested on October 1, 2019 and one-quarter of such PSUs awarded for fiscal 2019 vested on November 5, 2019.

(c)	This column shows the value of the annual payouts under the Profit Participation Plan received by the Named Executive Officers in respect of fiscal 2020.
(d)

Messrs. Schindler, Hurlebaus and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3457, CAD1.3270 and CAD1.2838, for each U.S. dollar in fiscal 2020, 2019 and 2018 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 and on page 16 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2019 under the heading Foreign Exchange.

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Performance Graph

The Class A subordinate voting shares are listed for trading on the TSX under the symbol GIB.A and on the NYSE under the symbol GIB. The following graph compares the annual variations in the cumulative total shareholder return on the Class A subordinate voting shares with the cumulative total shareholder return of the S&P/TSX and the S&P 500 stock indexes for the past five fiscal years of the Company.

Value of $100 invested on September 30, 2015

Cumulative Total Shareholder Return

	September 30, 2015	September 30, 2016	September 30, 2017	September 30, 2018	September 30, 2019	September 30, 2020
CGI	100.00	129.25	133.82	172.24	216.67	186.93

S&P/TSX	100.00	114.21	124.70	132.02	141.35	141.31

S&P 500	100.00	115.43	136.91	161.43	168.30	193.80

CGI’s executive compensation policy emphasizes incentive compensation linked to the success of the Company to ensure that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability. Over the five-year period between October 1, 2015 and September 30, 2020, 63.9% of the aggregate compensation of the reported Named Executive Officers was linked to the share price, and to returns to shareholders.

Since 1986, the year the Company became publicly listed, the price of CGI’s Class A subordinate voting shares increased on average by approximately 17.3% per year. Over the five-year period between October 1, 2015 and September 30, 2020, the price of the Company’s shares increased by more than 187% and the cumulative total shareholder return outperformed the S&P/TSX by 46%.

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The following graph illustrates the relationship between the net total compensation paid to the Company’s reported Named Executive Officers and cumulative total shareholder return over the period between October 1, 2015 and September 30, 2020.

The chart demonstrates the relationship between cumulative total shareholder return (as calculated on the performance graph earlier in this document) and the net total compensation of the Named Executive Officers. While cumulative total shareholder return has greatly increased during this period, net total compensation has generally decreased as a proportion of cumulative total shareholder return since fiscal 2015, as the net total compensation of the Named Executive Officers is linked to the performance of the Company but not directly to shareholder return. In fiscal 2020, while total shareholder return has been negatively impacted by the COVID-19 pandemic, net total compensation has decreased by a much larger proportion. Please refer to the headings Net Compensation Table and Base Salary of the present document.

The net aggregate compensation paid to the Named Executive Officers for fiscal 2020 was below the aggregate median of CGI’s comparator group at approximately 44% of the median target total compensation of the comparator group.

Defined Contribution Pension Plan and Deferred Compensation Plan

Defined Contribution Pension Plan

In fiscal 2020, Messrs. George D. Schindler, Timothy J. Hurlebaus and David L. Henderson participated in a U.S. 401(k) Plan that is a benefit available to all eligible U.S. members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and the end of the Company’s fiscal year.

Name and title as at September 30, 2020	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year-end(a)

George D. Schindler President and Chief Executive Officer	$1,385,290	$3,364	$1,606,571

Timothy J. Hurlebaus President, CGI Federal	$1,018,683	$3,364	$1,205,027

David L. Henderson President, United States Operations, Commercial and State Government	$ 736,474	$3,364	$ 988,139

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3457 for each U.S. dollar in fiscal 2020. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 under the heading Foreign Exchange.

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Deferred Compensation Plan

Messrs. George D. Schindler, Timothy J. Hurlebaus and David L. Henderson participate in CGI’s Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% of their awards under the Profit Participation Plan. The plan allows participants to withdraw amounts during employment and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may choose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation in the form provided for by securities regulation, respectively, for Messrs. Serge Godin, George D. Schindler, François Boulanger, Timothy J. Hurlebaus, and David L. Henderson, for services rendered during the fiscal years ended September 30, 2020, 2019 and 2018.

The securities regulation that determines the content of the Summary Compensation Table results in an overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because securities regulation requires that, for stock option grants (referred to as option based awards) and PSU awards (referred to as share-based awards), the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock options granted and PSU awards, is subject to performance vesting conditions. As a portion of stock options granted and PSUs awarded for fiscal 2020, 2019 and 2018 generally failed to become eligible to vest as a result of the degree of achievement of performance objectives, such portion of the stock options granted and PSUs awarded has been forfeited and cancelled. The regulatory requirements do not allow for such forfeited compensation to be reduced from the compensation disclosed in the Summary Compensation Table. Therefore, the compensation presented in such table overstates compensation actually earned by the Named Executive Officers.

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The following table shows the amount by which the combined value of the stock option grants (referred to as option based awards) and PSU awards (referred to as share-based awards) must be reduced to reflect the net compensation amount attributable to those components of compensation disclosed in the Summary Compensation Table below. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2020	Year	Summary Compensation Table Total compensation ($)	Performance-based vesting reduction(a) ($)	Net total compensation ($)
Serge Godin	2020	11,267,140	(5,803,704)	5,463,436
Founder and	2019	14,113,849	(1,671,596)	12,442,253
Executive Chairman of the Board	2018	13,875,153	(3,162,083)	10,713,070
George D. Schindler(b)	2020	9,459,342	(4,647,497)	4,811,845
President and Chief	2019	10,352,766	–	10,352,766
Executive Officer	2018	8,568,137	(656,565)	7,911,572
François Boulanger	2020	2,886,429	(1,202,226)	1,684,203
Executive Vice-President and	2019	3,406,900	–	3,406,900
Chief Financial Officer	2018	2,929,667	(205,746)	2,723,921
Timothy J. Hurlebaus(b)	2020	2,215,938	(973,931)	1,242,007
President,	2019	2,181,350	(28,443)	2,152,907
CGI Federal	2018	1,654,945	(242,842)	1,412,103
David L. Henderson(b)	2020	2,193,287	(658,481)	1,534,806
President, United States Operations,	2019	2,224,791	(27,304)	2,197,487
Commercial and State Government	2018	2,196,919	(190,940)	2,005,979

(a)

The performance vesting of the PSUs awarded as part of the long-term incentive plan for the fiscal year ended September 30, 2020 to Messrs. Godin, Schindler and Boulanger was established by the Board of Directors at 45% as it pertains to overall Company performance. In the case of Messrs. Hurlebaus and Henderson, the performance-based vesting conditions of their PSUs depended both on the overall performance of the Company and on the performance of their respective Strategic Business Units. Based on such factors, 22.5% of the PSUs awarded to Mr. Hurlebaus became eligible to vest and 45.63% of the PSUs awarded to Mr. Henderson became eligible to vest. PSUs that did not become eligible to vest based on such performance conditions were forfeited and cancelled. The amount of the reduction shown is the dollar value required to be deducted from the fair value of the awards to accurately reflect the net value of the PSU awards for the Named Executive Officers as part of their total compensation for the 2020 fiscal year.

(b)

Messrs. Schindler, Hurlebaus and Henderson are paid in U.S. dollars. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3457, CAD1.3270 and CAD1.2838, for each U.S. dollar in fiscal 2020, 2019 and 2018 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 and on page 16 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2019 under the heading Foreign Exchange.

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The following table shows the compensation paid to the Company’s Named Executive Officers as required by securities regulation.

As noted above, securities regulation requires that for stock option grants (referred to as option-based awards) and PSU awards (referred to as share-based awards), the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long-term incentive compensation, including all stock option grants and PSU awards are performance-based. A number of stock options granted and PSUs awarded to Named Executive Officers do not become eligible to vest as a result of the degree of achievement of performance objectives, and those stock options and PSUs are then forfeited and cancelled. To that extent, the total compensation amount shown in this table overstates the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2020	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans(c) ($)	Pension value ($)	All other compen- sation(d) ($)		Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2020	687,500	10,552,161	–	–	–	27,479		11,267,140
	2019	1,375,000	10,070,801	–	2,612,500	–	55,548		14,113,849
	2018	1,375,000	10,596,113	–	1,848,643	–	55,397		13,875,153
George D. Schindler(e) President and Chief Executive Officer	2020	945,836	8,449,926	–	–	3,364	60,216		9,459,342
	2019	1,398,664	3,250,596	3,265,631	2,333,402	3,317	101,156		10,352,766
	2018	1,210,938	2,797,802	2,508,117	1,947,121	3,209	100,950		8,568,137
François Boulanger Executive Vice- President and Chief Financial Officer	2020	668,619	2,185,922	–	–	–	31,888		2,886,429
	2019	725,000	966,131	993,252	688,750	–	33,767		3,406,900
	2018	650,000	864,780	797,875	585,000	–	32,012		2,929,667
Timothy J. Hurlebaus(e) President, CGI Federal	2020	769,042	1,256,685	–	134,570	3,364	52,277		2,215,938
	2019	722,063	528,960	531,371	345,587	3,317	50,052		2,181,350
	2018	640,649	427,901	383,595	154,052	3,209	45,539		1,654,945
David L. Henderson(e) President, United States Operations, Commercial and State Government	2020	789,677	1,211,103	–	134,570	3,364	54,573		2,193,287
	2019	742,095	543,506	546,004	323,256	3,317	66,613		2,224,791
	2018	692,864	554,553	497,136	397,968	3,209	51,188	(f)	2,196,919

(a)

In fiscal 2020, 2019 and 2018, the award date fair value used for determining the number of PSUs awarded to the Named Executive Officers as a component of their total compensation was established using the accounting fair value, resulting in an award date fair value of $104.76, $83.28 and $64.70 respectively.

(b)

The fair value of the stock option grants is the accounting fair value of the stock options determined in accordance with IFRS 2 using the Black-Scholes stock option pricing model. The fair value of the stock options yielded a grant date fair value of $16.76 and $13.01 in fiscal 2019 and 2018 respectively. The table below shows the assumptions used to determine the Black-Scholes values for fiscal 2019 and 2018.

	2019	2018
Dividend yield (%)	0.00	0.00
Expected volatility (%)	19.61	23.84
Risk-free interest rate (%)	2.28	1.73
Expected life (years)	4.00	4.00

(c)	This column shows the value received by the Named Executive Officers under the Profit Participation Plan as part of the short-term incentive plan of the Company.
(d)

This amount includes the Company’s contribution under CGI’s Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the aggregate salary and bonus under the Profit Participation Plan for the particular fiscal year and which is therefore not required to be disclosed.

(e)

Messrs. Schindler, Hurlebaus and Henderson are paid in U.S. dollars. The amounts shown (other than those for option-based awards) are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited

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consolidated financial statements which was CAD1.3457, CAD1.3270 and CAD1.2838, for each U.S. dollar in fiscal 2020, 2019 and 2018 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 and on page 16 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2019 under the heading Foreign Exchange.

(f)

The amount includes costs relating to Mr. Henderson’s relocation from CGI’s Dallas office to its Fairfax office, amounting to $23,108 for fiscal 2018. The amount is in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.2838, for each U.S. dollar in fiscal 2018. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 and on page 16 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2019 under the heading Foreign Exchange.

Key Features of CGI’s Long-Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options, and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and to interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, and officers of eligible CGI entities who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after the day-to-day administration of the Share Option Plan.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000, being 20.64% of the issued and outstanding Class A subordinate voting shares and Class B shares as at September 30, 2020. As at September 30, 2020, 8,934,097 stock options were outstanding under the Share Option Plan, representing approximately 3.44% of the issued and outstanding Class A subordinate voting shares and Class B shares, 5,748,402 of which were vested as of September 30, 2020. As at such date, a total of 15,508,412 stock options remained issuable under the Share Option Plan, representing approximately 5.97% of the issued and outstanding Class A subordinate voting shares and Class B shares.

The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in the aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding.

The following table discloses the burn rate for each of the three most recently completed fiscal years for the Share Option Plan of the Company:

Burn Rate	2020	2019	2018
Total number of stock options granted under the Share Option Plan during the applicable fiscal year, divided by the weighted average number of Class A subordinate voting shares and Class B shares outstanding for the applicable fiscal year	0.35%	0.66%	1.03%

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the TSX, the Company’s shareholders or other regulatory authorities. For more information concerning the rules to amend the Share Option Plan, please refer to the heading Amendments to Share Option Plan later in this document. Stock options may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee, may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the day on which the stock options are granted. The Board of Directors also determines the applicable stock option period and vesting rules.

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Employees, officers, and directors of the Company may receive stock options under the Share Option Plan. The Board of Directors made the decision to cease granting stock options to outside directors effective October 1, 2015.

Stock options that have been granted under the Share Option Plan cease to be exercisable and all rights under those stock options lapse upon the expiry of their term, which cannot exceed ten years from their date of grant.

Upon resignation or termination, stock options that have not vested are forfeited and cancelled, and vested stock options must be exercised during a 90-day period following termination or resignation.

Retiring members who meet the eligibility criteria set out in the Share Option Plan, directors who leave the Board of Directors and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not provide any financial assistance to participants under the Share Option Plan.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, stock options may not be exercised by insiders when a trading blackout period is in effect. If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members who meet the eligibility criteria set out in the Share Option Plan, directors and officers, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term and, which may not exceed ten years from the date of grant.

Amendments to Share Option Plan

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the Share Option Plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option and subject to the effect of blackout periods, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the Share Option Plan, to the extent that the subscription price is not reduced, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

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•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the issued and outstanding shares, extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, or provide additional material benefits to insiders of the Company, requires shareholder approval.

Equity Compensation Plan Information as at September 30, 2020

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by shareholders	8,934,097	61.33	15,508,412

Equity compensation plans not approved by shareholders	–	–	–

Total	8,934,097	61.33	15,508,412

Performance Share Unit Plans

The PSU Plans are governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the PSU Plans and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plans and to interpret the terms and conditions of PSUs that have been awarded.

Under the PSU Plans, the Board of Directors may at any time amend, suspend or terminate the PSU Plans, in whole or in part, or amend any term of any issued and outstanding awards including the earning, vesting and expiry of an outstanding award. PSUs may not be assigned, pledged or otherwise encumbered other than by will or in accordance with the laws relating to successions.

Under the PSU Plans, the Board of Directors may award PSUs to executives and to other eligible participants. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the achievement of performance and time vesting conditions.

Following an award of PSUs, the applicable plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The applicable plan trustee holds the shares in trust for the purposes of the PSU Plans.

Subject to trading blackout periods, PSUs are settled within 30 days of vesting. On the settlement date, participants receive from the applicable plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested, less any Class A subordinate voting shares sold in the open market on behalf of the participant to satisfy tax obligations. Participants under the 2014 PSU Plan may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited and cancelled, and PSUs that have become eligible to vest are settled on the date of resignation or termination.

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Participants who retire, and meet the eligibility criteria set out in the PSU Plans, and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance vesting conditions, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death.

PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made. On the expiry date, all remaining PSUs in the participant’s account that are eligible to vest but that have not yet vested are automatically vested and settled.

The Company does not provide any financial assistance to participants under the PSU Plans.

Blackout Periods

In keeping with CGI’s Insider Trading and Blackout Periods Policy, there cannot be any settlement of PSUs under the PSU Plans when a trading blackout period is in effect. If the date of settlement of a PSU falls during a blackout period, such date will be postponed until the first business day following the termination of the blackout period or the expiry of any regulatory notice period, as applicable.

Termination Benefits

The Named Executive Officers do not benefit from special contractual rights upon employment termination. They are therefore entitled to the same rights as those available to all members under the laws applicable to their employment. The provisions that apply to termination of employment under the Share Option Plan and under the PSU Plans apply in the same way to all participants under those plans and they are described above under the headings Share Option Plan and Performance Share Unit Plans.

Compensation of Directors

Board of Directors and Standing Committee Fees

The compensation paid to the outside directors changed to a flat fee structure on October 1, 2015. The Board of Directors also decided to cease granting stock options to outside directors as of that date. Following a recommendation by the Human Resources Committee based on a comparison of general market compensation as well as within the companies forming CGI’s comparator group the Board of Directors decided to change the compensation paid to outside directors effective as of October 1, 2019 as set forth in the following table:

Component	Amount
Board Retainer (includes membership in Committees)	$225,000
Lead Director or Committee Chair Retainer	$25,000

Directors must receive at least half of their Board retainer in DSUs, subject to the exceptions listed below. The remaining half of the Board retainer and the other retainers may also be payable in DSUs at the election of the director. A director can elect to receive the entire amount of the Board retainer in cash instead of in DSUs if (i) the director is not a resident of Canada for income tax purposes, (ii) the director purchased in the open market the same number of Class A subordinate voting shares he or she would have received in the form of DSUs, or (iii) the director is otherwise exempted by the Board of Directors. Directors who must travel significant distances to attend meetings of the Board of Directors and its standing committees also receive long distance travel allowances.

For fiscal 2020, Ms. Julie Godin and Messrs. Serge Godin, André Imbeau and George D. Schindler were not compensated for their roles as directors of the Company.

As part of the measures taken to mitigate the financial impact of the COVID-19 pandemic as explained earlier in this document under the heading Report of the Human Resources Committee, outside directors have decided to support the measures taken by the Company to supplement employment income lost by our members on leave without pay by forfeiting a significant portion of their compensation during such period.

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For the year ended September 30, 2020, the compensation paid to directors was as follows:

Directors’ Compensation Table

Name(a)	Cash Fees(b) ($)	Share-Based Awards(c) ($)	All other compensation(d) ($)	Total ($)
Alain Bouchard	–	190,875	–	190,875
Sophie Brochu(e)	55,875	56,250	–	112,125
George A. Cope(f)	–	117,125	–	117,125
Paule Doré	116,646	95,437	–	212,083
Richard B. Evans(g)(h)	–	256,860	13,457	270,317
Timothy J. Hearn	106,042	106,041	10,000	222,083
Gilles Labbé	–	212,083	–	212,083
Michael B. Pedersen	–	190,875	–	190,875
Stephen S. Poloz(h)(i)	26,250	26,250	–	52,500
Mary Powell(h)(i)	70,649	–	–	70,649
Alison C. Reed(h)	256,860	–	6,729	263,589
Michael E. Roach	95,438	95,437	–	190,875
Kathy N. Waller(h)	128,430	128,430	13,457	270,137
Joakim Westh(h)	285,401	–	53,828	339,229

(a)

Ms. Godin and Messrs. Godin, Imbeau and Schindler were not compensated for their roles as directors of the Company. Ms. Godin received $1,698,074 in fiscal 2020 as compensation in respect of her services as an executive officer of the Company and Mr. Imbeau received $453,419 in fiscal 2020 as compensation in respect of his services as an officer of the Company. Please refer to the Net Compensation Table and the Summary Compensation Table earlier in this document for a summary of Messrs. Godin and Schindler’s fiscal 2020 compensation.

(b)

This column shows the retainer fees paid in cash to the directors for fiscal 2020. Ms. Brochu, Messrs. Bouchard, Cope, Evans, Labbé and Pedersen elected to receive 100% of their total annual retainers in the form of DSUs. Mses. Powell, Reed and Waller and Mr. Westh were exempted from the requirement to receive 50% of their Board retainers in DSUs as they are non-resident of Canada for income tax purposes.

(c)	This column shows the value of the retainer fees paid in DSUs to the directors for fiscal 2020.
(d)	The amounts shown as “All other compensation” are in respect of long distance travel allowances.
(e)	Ms. Brochu resigned as a member of the Board of Directors and member of the Corporate Governance Committee on April 6, 2020.
(f)	Mr. Cope joined the Board of Directors on January 29, 2020 and was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee.
(g)	Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 27, 2021.
(h)

Messrs. Evans and Westh and Mses. Powell, Reed and Waller are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s annual audited consolidated financial statements which was CAD1.3457 for each U.S. dollar for fiscal 2020. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019 under the heading Foreign Exchange.

(i)

Mr. Poloz and Ms. Powell joined the Board of Directors on June 9, 2020. Mr. Poloz was appointed as member of the Audit and Risk Management Committee on July 28, 2020. Ms. Powell was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee also on July 28, 2020.

Deferred Stock Units Plan and Deferred Stock Units Granted to Directors

CGI’s deferred stock unit plan for members of the Board of Directors (the “DSU Plan”) provides non-cash compensation to directors. The DSU Plan is governed by the Board of Directors and the Committee may make recommendations to the Board of Directors in relation to the DSU Plan and to awards of DSUs. The Board of Directors has the ultimate and sole power and authority to award DSUs under the DSU Plan and to interpret the terms and conditions of DSUs that have been awarded. Management of the Company is responsible for the day-to-day administration of the DSU Plan.

The Board of Directors may at any time amend or terminate the DSU Plan, including to suspend or limit the right of directors to participate in the DSU Plan. DSUs may not be assigned, sold or otherwise disposed of, except by will or other testamentary document, or otherwise in accordance with the laws relating to successions.

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The number of DSUs credited to a director on each retainer payment date is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of the Class A subordinate voting shares on the TSX on the day immediately preceding the retainer payment date. Once credited, the value of the DSUs credited to a director’s DSU account is determined based on the market price of the Class A subordinate voting shares.

The value of DSUs credited to the director’s account is payable only after the director has ceased to be a member of the Board of Directors. The amount paid at the time of redemption corresponds to the number of DSUs accumulated by the member multiplied by the closing price of the Class A subordinate voting shares on the payment date. The amount is paid in cash and is subject to applicable withholding taxes.

Stock Options Held by Directors

Up until fiscal 2015, members of the Board of Directors were entitled to grants of stock options under the Share Option Plan. Each such stock option was issued with a ten-year exercise period and a four-year vesting period and the exercise price of all options granted to directors was equal to the closing price of the Class A subordinate voting shares on the TSX on the trading day immediately preceding the date of the grant.

See the table in Appendix B for an overview of all outstanding stock options held as at September 30, 2020 by the members of the Board of Directors who are not Named Executive Officers as well as the in-the-money value of such stock options and the aggregate value of outstanding and vested DSUs held in respect of their services for completed fiscal years. For members of the Board of Directors who are Named Executive Officers, please refer to the table in Appendix A.

Incentive Plan Awards – Value Vested or Earned During the Year

The table below shows the value of stock option grants (referred to as option-based awards) and DSU awards (referred to as share-based awards) made to members of the Board of Directors who are not Named Executive Officers that vested in fiscal 2020. Outside directors did not receive any non-equity incentive plan compensation in fiscal 2020.

Name(a)	Option-based awards – Value vested during the year(b) ($)	Share-based awards – Value vested during the year(c) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Alain Bouchard	–	190,875	–
Sophie Brochu(d)	–	56,250	–
George A. Cope(e)	–	117,125	–
Paule Doré	–	95,437	–
Richard B. Evans(f)(g)	–	256,860	–
Julie Godin	1,260,662	–	–
Timothy J. Hearn	–	106,041	–
André Imbeau	544,548	–	–
Gilles Labbé	–	212,083	–
Michael B. Pedersen	–	190,875	–
Stephen S. Poloz(h)	–	26,250	–
Mary Powell(h)	–	–	–
Alison C. Reed	–	–	–
Michael E. Roach	–	95,437	–
Kathy N. Waller(g)	–	128,430	–
Joakim Westh	–	–	–

(a)

The value vested or earned during fiscal 2020 for Messrs. Godin and Schindler are set out in the table titled Incentive Plan Awards – Value Vested During the Year under the heading Compensation of Named Executive Officers earlier in this document as they are Named Executive Officers.

(b)

This column shows the value of stock options held by Ms. Godin and Mr. Imbeau that vested during fiscal 2020. The values indicated in the table above relate to vested stock options they received until the end of fiscal 2020 as compensation for their services as an executive officer and an officer of the Company, respectively. The exercise prices for the stock options that vested during fiscal 2020 were as follows: (i) for grants made in fiscal 2016, of $48.16 for Ms. Godin and $48.16 and $52.63 for Mr. Imbeau, (ii) for grants

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made in fiscal 2017 and in fiscal 2018, $63.23 for Ms. Godin and Mr. Imbeau and (iii) for grants made in fiscal 2019 of $85.62 for Ms. Godin and Mr. Imbeau. Among the stock options that became eligible to vest, one quarter of the stock options granted for fiscal 2016, one quarter of the stock options granted for fiscal 2017 and one quarter of the stock options granted for fiscal 2018 vested on October 1, 2019 when the closing price of the shares was $103.00, and one quarter of the stock options granted for fiscal 2019 vested on November 5, 2019 when the closing price for the shares was $102.06.

(c)	The share-based awards are DSUs. See the heading Deferred Stock Units Plan and Deferred Stock Units Granted to Directors earlier in this document for a description of DSUs granted to directors.
(d)	Ms. Brochu resigned as a member of the Board of Directors and member of the Corporate Governance Committee on April 6, 2020.
(e)	Mr. Cope joined the Board of Directors on January 29, 2020 and was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee.
(f)	Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 27, 2021.
(g)

Mr. Evans and Mrs. Waller are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s annual audited consolidated financial statements which was CAD1.3457 for each U.S. dollar in fiscal 2020. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019.

(h)

Mr. Poloz and Ms. Powell joined the Board of Directors on June 9, 2020. Mr. Poloz was appointed as member of the Audit and Risk Management Committee on July 28, 2020. Ms. Powell was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee also on July 28, 2020.

Additional Disclosure relating to Directors and Named Executive Officers

As at December 7, 2020, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

To the best knowledge of the Company and based upon information provided by each nominee director, no such nominee is, as at the date of this Management Proxy Circular, or has been within ten years before the date of this Management Proxy Circular a director or executive officer of any company (including the Company) that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Report of the Corporate Governance Committee

The Committee has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to the composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board of Directors, its standing committees and individual directors.

The Committee is composed of Ms. Paule Doré, Chair of the Committee, Ms. Mary Powell, Mr. George A. Cope and Mr. Timothy J. Hearn, Lead Director, all of whom are independent directors. The Committee held four regular meetings during fiscal 2020.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of CGI’s Board of Directors). The Committee’s charter is available on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines;

•	reviewing the composition of the Board of Directors, its standing committees and members, and recommending Board nominees;

•	carrying out the annual Board of Directors self-assessment process;

•	overseeing the orientation and continuing education program for directors; and

•	helping to maintain an effective interaction between the Board of Directors and management, notably with respect to the purpose of CGI as an organization.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the NYSE listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each Annual General Meeting of Shareholders, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes for individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and its standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation and regulations. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder and Advisor to the Chairman of the Board, are directors of CGI and, as at December 7, 2020, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively approximately 49.45% and 6.58% of the votes attached to all of the Company’s outstanding voting shares.

As with other stakeholders, its clients and its members, CGI constantly solicits feedback from shareholders as well as from the investment community. This feedback is an integral input to our strategic planning process and assists the Company to continuously improve its investor relations program, financial disclosure, and to compare its performance objectively against other publicly traded companies. Several years ago, the Company adopted the Shareholder Partnership Management Framework (“SPMF”) which describes the management of its information and relationship with its investors beyond the prescribed activities associated with corporate governance, transparency and the disclosure of results. The SPMF structures the processes and information flows between CGI and its shareholders as well as the

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investment community, including both buy-side (institutional investors) and sell-side (investment dealers) research analysts. Following the SPMF assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement. The Company obtained ISO 9001 certification for the application of the SPMF in its operations and for the management of its relationship with its shareholders.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program. Through the SPMF, continuous feedback is gathered, recorded and measured from approximately 200 meetings held annually with existing shareholders and prospective investors. During fiscal 2020, the Company held 197 meetings with shareholders and other investors worldwide. The SPMF annual assessment conducted during fiscal 2020 returned an overall score for CGI of 8.2 out of 10.

In addition to the SPMF process, any shareholder of CGI who wishes to contact CGI’s independent directors directly may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Shareholder Satisfaction Assessment Program

In fiscal 2019, the Company added a new Shareholder Satisfaction Assessment Program (“SSAP”) questionnaire to its SPMF processes. The SSAP questionnaire solicits direct feedback from shareholders on key corporate governance practices, including in respect of executive compensation, and requests shareholder ratings of governance practices on a 10-point scale. With respect to institutional investors, the SSAP is provided directly to the individuals responsible for the investment in the Company and not to proxy departments or external advisors who are less likely to have a complete understanding of the investment in CGI. The SSAP was provided to shareholders and other investors with whom SPMF meetings were held in fiscal 2020. The average SSAP score of the Company in fiscal 2020 was 8.0/10 and little concerns were raised by shareholders or investor with respect to the Company’s corporate governance practices, including its executive compensation practices. The Company is committed to maintaining an open and transparent dialogue with its shareholders and addressing their concerns with respect to executive compensation. The Company believes that the measures in place are more meaningful than a simple binary advisory vote.

The Company will continue to use the SSAP questionnaire in fiscal 2021 to solicit direct feedback on its corporate governance practices with a view to tracking shareholder feedback over time on key corporate governance issues, such as the appropriateness of executive compensation. Shareholders of CGI who wish to participate in the SSAP process directly may contact CGI’s Investor Relations department by sending an e-mail to ir@cgi.com or as follows:

Investor Relations

CGI Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montréal, Quebec

Canada

H3G 1T4

Tel.: +1-514-841-3200

Corporate Social Responsibility

Corporate social responsibility (“CSR”) is one of CGI’s six core values and one of the Company’s strategic goals is for the communities in which we are present to recognize us as a caring and responsible corporate citizen. We are committed to contributing to the development of an inclusive, collaborative and sustainable world. We aim to achieve this by contributing to the well-being of society through our operations and partnerships with stakeholders. Our CSR commitment motivates us to grow our clients’ businesses, enhance the lives and careers of our professionals and generate superior value for our shareholders through socially and environmentally sustainable and ethical business strategies and practices. Our CSR commitment engages the Company to:

•	partner with our clients in developing environmentally sustainable solutions and collectively supporting charitable causes;

•	provide our professionals with health and wellness programs that positively influence their well-being and satisfaction;

•	improve the environment through sustainable operating practices, community service activities and green IT offerings;

•	operate ethically through strong Codes of Ethics and strong corporate governance;

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•	ensure responsible supply chain management; and

•	offer an ownership program (which both creates wealth within local communities, and provides every member the same rights and opportunities as all shareholders).

A specific CSR priority is to encourage careers in information technology by acting as a global leader, and working with our clients, to encourage and educate more people to improve technical and business literacy through local mentoring programs and partnerships with clients, local schools and universities for initiatives such as Science, Technology, Engineering and Math (STEM) programs. CGI creates diverse, equitable and inclusive learning opportunities by reducing barriers for underrepresented groups in the technology field. These activities help attract a diverse pool of talent to start and build a career at CGI, creating an environment of new and unique perspectives. The global pandemic crisis changed the way students interact with our STEM events and CGI adapted by launching STEM@CGI At Home. This virtual program helps parents, caregivers and educators across communities to continue teaching STEM to students in a home environment. To date, STEM@CGI is active in the United States, Canada, United Kingdom, Australia, India, France, Netherlands, Belgium, Finland and Sweden. In France, CGI was the first company in the IT sector to create its own coding school, U’DEV. Students of the U’DEV program enter into a work-study with CGI where they receive a recognized degree and CGI recruits qualified developers. After three years of activity, this program counts seven campuses in France, one in Morocco, and more than 500 graduated students. Our strategic goal of solving the shortage of developers leads to an engaged environment that promotes diversity without discrimination, resulting in actively and responsibly sharing our social values with our clients.

Another specific CSR priority is to leverage technology for the good of the overall well-being of the communities in which we and our clients are present by using CGI’s technology and business consulting expertise to deliver pro bono IT work for local charities and community organizations. Dream Connectors is CGI’s flagship CSR program. The program brings CGI members together from across the world to collaborate and benefit our local communities. All projects receive CGI support in the form of funding, technology and volunteers. In fiscal 2020, our members implemented over 100 Dream Connectors initiatives that supported local communities in response to the COVID-19 pandemic.

A third specific CSR priority is to leverage technology to promote environmental and economic sustainability through operating practices, community service activities and projects delivered in collaboration with our clients. CGI combines our in-depth knowledge and end-to-end services to help our clients manage sustainability challenges and opportunities. These solutions seek to reduce environmental impact and energy costs while improving our clients’ regulatory compliance and the well-being of their employees, citizens and customers. Our reduction in carbon emissions is driven by many of our departments including facilities, data center management, procurement, and our members, all working together to embed their actions and initiatives into the way we operate. In fiscal 2020, an environmental internal program was launched in the United Kingdom (No Planet B), a roadmap for “fossil free competitiveness” was prepared for the Swedish government and improved power usage effectiveness was obtained in data centers in Finland.

CGI has qualified for inclusion within top indices that cover the world’s most sustainable companies, including the Dow Jones Sustainability Indices for the past nine years and, the FTSE4 Good Index Series for over a decade. In fiscal 2020, for the third year, CGI was recognized for its CSR commitments to the environment by EcoVadis. Receiving the Gold standard positions puts CGI in the top 5% of companies across all industries. The Company also responds annually to the Carbon Disclosure Project disclosing its progress in furthering steps to effectively reduce emissions to promote advanced environmental stewardship.

In March 2020, CGI joined the United Nations Global Compact with a commitment to mainstream its ten universal principles in the areas of human rights, labor, environment and anti-corruption in CGI’s strategy, culture and day-to-day operations. We seek to advance and engage in the United Nations’ broader development goals, particularly the Sustainable Development Goals.

In addition, CGI’s operations in the majority of European countries in which it operates are ISO 14001 certified for effective environmental management systems (France, UK, Sweden, Finland, Netherlands, Portugal, Spain, Czech Republic and Slovakia). In doing so, these operations are reporting key performance metrics and local initiatives which contribute to the continuous improvement of the economic, social and environmental well-being of the communities in which they are based.

You can read more about CGI’s corporate social responsibility and environmental, social and governance initiatives on CGI’s website at www.cgi.com/en/corporate-social-responsibility.

Diversity

The notion of diversity is a core element to CGI’s values and it is included in its Board of Directors’ and standing committees’ charters and related work programs. The mandates of the Human Resources Committee and Corporate

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Governance Committee specifically detail the criteria to be considered for board candidates and officer appointments to support diversity among the Board of Directors and the Company’s executives. Nominees proposed to join the Board of Directors or the executive team are selected after considering, among other things, the persons’ skills and expertise required to achieve stewardship and management of CGI, their knowledge of the vertical markets in which the Company operates, their operational and financial literacy, as well as the diversity of their background, including gender, ethnicity, age, experience and geographical representation.

The work program of the Corporate Governance Committee also provides for an annual review of the measures applied by the Company to promote diversity, their effectiveness, and the annual and cumulative progress made in achieving their objectives, which results are then reviewed annually by the Board of Directors. The charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors composed of at least 30% of women. CGI is very proud to have met this objective and we will continue to monitor our progress.

The Corporate Governance Committee and the Board of Directors continue to believe in the importance of balancing all eligibility criteria, including appropriate competencies, skills, industry knowledge, financial experience and personal qualities of candidates, as well as the diversity of their background (including gender, ethnicity, age, experience and geographical representation), when considering director candidates and officer appointments. CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors and executive officers recognize this important factor and are designed to ensure that the Company, while supporting diversity objectives, continues to have the subject matter experts on the Board of Directors and among its executives who can effectively provide experience, expertise and business and operational insight into each of the vertical markets in which the Company operates.

Majority Voting Policy

The Company has adopted a Majority Voting Policy for Directors (the “Majority Voting Policy”) to ensure that the Board of Directors of the Company remains composed of directors elected by a majority of the votes cast in favour of their election.

In an uncontested election of directors of the Company, a nominee for election to the Board of Directors must immediately offer to resign by tendering a resignation letter to the Chairman of the Board of Directors following the shareholders meeting at which the election took place if the number of votes that have been withheld from the director is equal to or greater than the number of votes cast in favour of the director. The Committee will meet promptly following the receipt of the resignation to consider the director’s offer to resign.

The Committee will recommend to the Board of Directors that the resignation be accepted unless the Committee determines that exceptional circumstances exist that justify the Committee’s recommendation that the resignation not be accepted. The Board of Directors will act on the Committee’s recommendation within 90 days following the shareholders’ meeting at which the director was elected. In deciding whether to accept the recommendation of the Committee, the Board of Directors will consider the factors examined by the Committee and may in addition consider any information it determines in its sole discretion to be relevant to its decision. The Board of Directors will accept the resignation unless it determines that exceptional circumstances justify otherwise. Following its decision, the Board of Directors will issue a press release concerning its decision, and stating the reasons for not accepting the resignation if that is the case, a copy of which shall be promptly provided to the TSX.

A director who is required to offer a resignation in accordance with the Majority Voting Policy shall not participate in any manner in the meeting or meetings of the Committee and of the Board of Directors convened to consider the resignation. A director who fails to offer to resign in accordance with the Majority Voting Policy will not be re-nominated by the Board of Directors for election by the shareholders.

Clawback Policy

The Company has adopted an incentive compensation clawback policy (the “Clawback Policy”) which allows the Board of Directors to require the reimbursement of short-term and long-term incentive compensation received by certain officers and other employees, if such compensation was paid in whole or in part as a result of gross negligence, intentional misconduct, theft, embezzlement, fraud or other serious misconduct, or in the event of a restatement of the Company’s annual or interim financial statements resulting from material non-compliance with any financial reporting requirements under applicable laws, and in circumstances in which the Board of Directors determines that such individual would not have been entitled to such compensation had a restatement not been required.

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The Clawback Policy applies to any officer of the Company and any other individual who may be designated from time to time by the Board of Directors and includes compensation under any short-term or long-term incentive plan, including the Profit Participation Plan, the Share Option Plan, the PSU Plans and any other contingent compensation. Recovery under the Clawback Policy is limited to compensation paid, granted or awarded to, or received or earned by, or vested in favour of any covered leader in the then current fiscal year and the immediately preceding three financial years and may be implemented through various forms, including direct reimbursement, deduction from salary or future payments, grants or awards of incentive compensation, or cancellation or forfeiture of vested or unvested stock options, PSUs or any other incentive awards held by the individual.

Insider Trading and Blackout Periods Policy

The Company has adopted an Insider Trading and Blackout Periods Policy which is designed to prevent improper trading in the securities of CGI and the improper communication of privileged or material information with respect to CGI that has not been generally disclosed, including compliance with insider trading and tipping rules. Under the policy, those who normally have access to material information that has not been generally disclosed may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter. Discretionary blackout periods and restrictions on trading in securities applicable to certain designated members may also be prescribed from time to time for such period of time as is deemed necessary as a result of special circumstances relating to the Company. The policy also provides processes for the pre-clearance of trades in CGI securities and for reporting by the reporting insiders of the Company.

The Insider Trading and Blackout Periods Policy contains anti-hedging restrictions to ensure that senior executives, including the Chief Executive Officer, are restricted from engaging in short sales, transactions in derivatives in respect of Company’s securities or any other hedging or equity monetization transaction in which the individual’s economic interest and risk exposure in Company securities are changed.

Mandate, Structure and Composition of the Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors’ charter and the charter of each of the standing committees require that they be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Committee. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors’ charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are attached as Appendix A to CGI’s Annual Information Form for the fiscal year ended September 30, 2020 (the “2020 Annual Information Form”) which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2020 Annual Information Form will be provided to shareholders by CGI upon request. The charters of the Board of Directors and its standing committees are hereby incorporated by reference from Appendix A to the 2020 Annual Information Form.

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The key responsibilities of each standing committee are summarized in the reports contained in this Management Proxy Circular and each standing committee is composed entirely of independent directors. The following table summarizes the current membership of each of the Company’s standing committees.

Committee	Membership

Audit and Risk Management Committee
Gilles Labbé (Chair) Richard B. Evans(a) Michael B. Pedersen Stephen S. Poloz(b) Alison C. Reed Kathy N. Waller

Corporate Governance Committee
Paule Doré (Chair) George A. Cope(c) Timothy J. Hearn Mary Powell(b)

Human Resources Committee
Joakim Westh (Chair) Alain Bouchard George A. Cope(c) Timothy J. Hearn Mary Powell(b)

(a)	Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 27, 2021.
(b)

Mr. Poloz and Ms. Powell joined the Board of Directors on June 9, 2020. Mr. Poloz was appointed as member of the Audit and Risk Management Committee on July 28, 2020. Ms. Powell was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee also on July 28, 2020.

(c)	Mr. Cope joined the Board of Directors on January 29, 2020 and was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee.

Role and Responsibilities of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer

The Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which was adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions in the ordinary course of the Company’s business.

The role of Founder and Executive Chairman of the Board allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic mergers. The nature of the responsibilities of the Founder and Executive Chairman of the Board are such that he is a senior executive officer of the Company and is not an independent Chairman of the Board.

All operational and corporate functions, other than the office of the Founder and Executive Chairman of the Board which reports to the Founder and Executive Chairman of the Board, report to the President and Chief Executive Officer who reports directly to the Board of Directors. The President and Chief Executive Officer, jointly with the management team, develop the strategies and corporate objectives which are approved by the Board of Directors. Each year, the Human Resources Committee assesses the performance of executive officers in achieving the objectives and makes recommendations to the Board of Directors in relation to the grant and vesting of stock options, the award and vesting of PSUs and the payment of bonuses under the Profit Participation Plan to executive officers, including the Named Executive Officers.

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Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Founder and Executive Chairman of the Board and of the President and Chief Executive Officer, in relation to the Company’s day-to-day operations and the attainment of its objectives. At each regularly scheduled Board meeting the Founder and Executive Chairman of the Board and the President and Chief Executive Officer report on their stewardship of the Company’s operations, and their performance relative to fixed objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and strictly in accordance with its obligations towards shareholders.

Mr. Timothy J. Hearn, an independent member of the Board of Directors, was appointed as CGI’s Lead Director on January 30, 2019.

In fulfilling his responsibilities, the Lead Director provides input to the Founder and Executive Chairman of the Board in the preparation of the agendas of the meetings of the Board of Directors, sets the agenda for, and chairs the meetings of, the independent directors, and leads the annual self-evaluation process for the Board of Directors and director peer review process every two years.

Together with the Founder and Executive Chairman of the Board, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Founder and Executive Chairman of the Board and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committees’ charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The Chair presides the committee’s meetings and works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the agendas for each meeting and has the authority to convene special meetings of the committee. The Chair of the Corporate Governance Committee also works with the Founder and Executive Chairman of the Board, the Corporate Secretary and the Company’s relevant executive officers in setting the calendars of the committees’ meetings. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on CGI’s Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration in advance of the Company’s fiscal year end and the preparation of materials for the Annual General Meeting of Shareholders.

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Independence

CGI’s corporate governance practices require that a majority of the members of the Board of Directors be independent, as per the requirements set forth in National Instrument 52-110 – Audit Committees. This means that they must be and remain free from any material ties to the Company, its management and its external auditor that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with the definitions of independence applicable under the governance regulations, rules and guidelines of the relevant stock exchanges and securities regulators.

The Board of Directors has concluded that the position of Lead Director, which has existed since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds meetings of the outside directors after each regular meeting of the Board of Directors, without management and related directors present.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under applicable regulations, rules and guidelines.

The independence of the Board of Directors and each standing committee is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Committee.

Shareholders of CGI, or any other person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to the Lead Director at lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of the Board of Directors be both financially and operationally literate. The financial literacy of individual directors who do not sit on the Audit and Risk Management Committee need not be as extensive as that of members who sit on such committee. Having operational literacy means that the director must have substantial experience in the execution of day-to-day business decisions and strategic business objectives acquired as a result of meaningful past experience, such as a Chief Executive Officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise are examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Self-Assessment and Peer Review Process). Expertise in the vertical markets in which the Company operates (financial services; government; health; communications and utilities; and manufacturing, retail and distribution), operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of the Board of Directors, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board of Directors who serve on the Audit and Risk Management Committee must be operationally literate and be financially literate in accordance with applicable governance standards under applicable securities laws, regulations and stock exchange rules, and in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Chair, Mr. Gilles Labbé, and Ms. Alison C. Reed and Ms. Kathy N. Waller have the necessary experience to qualify as financial experts under the NYSE corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Professional Accountants Canada (FCPA, FCA), Ms. Alison C. Reed is a Chartered Accountant (ACA) and served as Chief Financial Officer of Marks and Spencer plc and of Standard Life Assurance Company and Standard Life plc and Ms. Kathy N. Waller is a Certified Public Accountant (CPA, CGMA) and served as Executive Vice President, Chief Financial Officer and President, Enabling Services of The Coca-Cola Company.

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The remaining members of the Audit and Risk Management Committee who are nominee directors, Messrs. Michael B. Pedersen and Stephen S. Poloz are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues such as those which could reasonably be expected to be raised by CGI’s financial statements.

Mr. Michael B. Pedersen acquired his financial literacy at Barclays plc and CIBC, as well as while serving as Group Head, U.S. Banking of The Toronto-Dominion Bank and as President and Chief Executive Officer of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A. In his role as President and Chief Executive Officer he was responsible for leading the bank’s retail and commercial banking operations in the United States.

Mr. Stephen S. Poloz acquired his financial literacy while serving as the Governor of the Bank of Canada and Chairman of the Bank of Canada’s board of directors, as well as while serving as Chair of the BIS Audit Committee and President and CEO of Export Development Canada, a major public sector financial intermediary providing various forms of insurance and lending to facilitate international business on behalf of Canadian companies. The following table presents a skills matrix for each of the Company’s nominee directors:

	Operational Literacy				Financial Literacy			Governance and Human Resources
Director	Executive Leadership	Consulting Services and IT Industry	Geography	Vertical market	Finance	Accounting	Risk

Alain Bouchard	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

George A. Cope	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Paule Doré	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Julie Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Serge Godin	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Timothy J. Hearn	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

André Imbeau	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Gilles Labbé	✓	✓	Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Michael B. Pedersen	✓		Global	Financial services	✓	✓	✓	✓

Stephen S. Poloz	✓		Global	Financial services	✓	✓	✓	✓

Mary Powell	✓		Global	Communications & Utilities	✓	✓	✓	✓

Alison C. Reed	✓		Global	Multiple vertical markets	✓	✓	✓	✓

Michael E. Roach	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

George D. Schindler	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

Kathy N. Waller	✓		Global	Manufacturing, retail and distribution	✓	✓	✓	✓

Joakim Westh	✓	✓	Global	Multiple vertical markets	✓	✓	✓	✓

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Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of Shareholders. The overall attendance rate for the nominee directors of CGI for fiscal 2020 was 98% for the Board of Directors, 100% for the Audit and Risk Management Committee, 100% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information to regular meetings of the Board of Directors and its standing committees is provided in the following table.

Board and Standing Committee Meetings and Attendance

Year ended September 30, 2020

			Committee Meetings Attended
			Audit	6 regular meetings
	Board Meetings Attended		Governance	4 regular meetings
Director(a)	7 regular meetings		Human Resources	4 regular meetings

Alain Bouchard	5 of 7	71%	Human Resources	4 of 4	100%

George A. Cope	4 of 4	100%	Human Resources	2 of 2	100%

			Governance	3 of 3	100%

Paule Doré	7 of 7	100%	Governance (Chair)	4 of 4	100%

Julie Godin	7 of 7	100%	N/A	–	–

Serge Godin (Chair)	7 of 7	100%	N/A	–	–

Timothy J. Hearn	7 of 7	100%	Human Resources	4 of 4	100%

			Governance	4 of 4	100%

André Imbeau	7 of 7	100%	N/A	–	–

Gilles Labbé	7 of 7	100%	Audit (Chair)	6 of 6	100%

Michael B. Pedersen	7 of 7	100%	Audit	6 of 6	100%

Stephen S. Poloz(b)	2 of 2	100%	Audit	1 of 1	100%

Mary Powell(b)	2 of 2	100%	Human Resources	1 of 1	100%

			Governance	1 of 1	100%

Alison C. Reed	7 of 7	100%	Audit	6 of 6	100%

Michael E. Roach	7 of 7	100%	N/A	–	–

George D. Schindler	7 of 7	100%	N/A	–	–

Kathy N. Waller	7 of 7	100%	Audit	6 of 6	100%

Joakim Westh	7 of 7	100%	Human Resources (Chair)	4 of 4	100%

(a)

Ms. Brochu resigned as a member of the Board of Directors and member of the Corporate Governance Committee on April 6, 2020. Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 27, 2021.

(b)

Mr. Poloz and Ms. Powell joined the Board of Directors on June 9, 2020. Mr. Poloz was appointed as member of the Audit and Risk Management Committee on July 28, 2020. Ms. Powell was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee also on July 28, 2020.

Share Ownership Guideline for Directors

CGI’s directors are required to hold Class A subordinate voting shares or DSUs having a value of $300,000 within five years of their election or appointment to the Board of Directors pursuant to the Company’s share ownership guideline for directors. All directors currently comply with the ownership guideline. The share ownership on the part of the Company’s outside directors as at December 7, 2020 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

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Outside Directors’ Share Ownership(a)
Director(b)	Fiscal Year	Number of Class A subordinate voting shares	Number of DSUs	Total number of Class A subordinate voting shares and DSUs	Total “at risk” value of Class A subordinate voting shares and DSUs(c)	Value of Class A subordinate voting shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Alain Bouchard	2020	25,000	20,837	45,837	$4,484,692		Complies with the ownership guideline
	2019	17,500	18,782	36,282	$3,951,110	N/A
	Change	7,500	2,055	9,555	$533,582

George A. Cope	2020	21,540	1,346	22,886	$2,239,166		Complies with the ownership guideline
	2019	0	0	0	0	N/A
	Change	21,540	1,346	22,886	$2,239,166

Paule Doré	2020	54,274	13,295	67,569	$6,610,951		Complies with the ownership guideline
	2019	54,274	12,267	66,541	$7,246,315	N/A
	Change	0	1,028	1,028	$(635,364)

Richard B. Evans(d)	2020	10,000	35,027	45,027	$4,405,442		Complies with the ownership guideline
	2019	10,000	32,243	42,243	$4,600,263	N/A
	Change	0	2,784	2,784	$(194,821)

Timothy J. Hearn	2020	28,000	8,328	36,328	$3,554,332		Complies with the ownership guideline
	2019	27,000	7,187	34,187	$3,722,964	N/A
	Change	1,000	1,141	2,141	$(168,633)

Gilles Labbé	2020	15,000	29,809	44,809	$4,384,113		Complies with the ownership guideline
	2019	15,000	27,525	42,525	$4,630,973	N/A
	Change	0	2,284	2,284	$(246,860)

Michael B. Pedersen	2020	24,350	8,221	32,571	$3,186,747		Complies with the ownership guideline
	2019	24,350	6,166	30,516	$3,323,192	N/A
	Change	0	2,055	2,055	$(136.446)

Stephen S. Poloz(e)	2020	0	298	298	$601,960		Complies with the ownership guideline
	2019	0	0	0	$0	N/A
	Change	0	298	298	$601,960

Mary Powell(e)	2020	0	0	0	$0		June 8, 2025
	2019	0	0	0	$0	N/A
	Change	0	0	0	$0

Alison C. Reed	2020	3,000	0	3,000	$293,520		November 5, 2023
	2019	3,000	0	3,000	$326,700	N/A
	Change	0	0	0	$(33,180)

Michael E. Roach	2020	951,335	5,104	956,439	$93,577,992		Complies with the ownership guideline
	2019	951,335	4,076	955,411	$104,044,258	N/A
	Change	0	1,028	1,028	$(10,466,266)

Kathy N. Waller	2020	0	3,712	3,712	$363,182		Complies with the ownership guideline
	2019	0	2,320	2,320	$252,648	N/A
	Change	0	1,392	1,392	$110,534

Joakim Westh	2020	8,755	0	8,755	$856,589		Complies with the ownership guideline
	2019	8,755	0	8,755	$953,420	N/A
	Change	0	0	0	$(96,830)

(a)	2020 information is provided as at December 7, 2020 and 2019 information is provided as at December 9, 2019.
(b)	Ms. Brochu resigned as a member of the Board of Directors and member of the Corporate Governance Committee on April 6, 2020.
(c)	Based on the closing prices of the Company’s shares on the TSX on December 7, 2020 ($97.84) and December 9, 2019 ($108.90) respectively.
(d)	Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director and a member of the Audit and Risk Management Committee on January 27, 2021.
(e)

Mr. Poloz and Ms. Powell joined the Board of Directors on June 9, 2020. Mr. Poloz was appointed as member of the Audit and Risk Management Committee on July 28, 2020. Ms. Powell was appointed as member of the Human Resources Committee and as member of the Corporate Governance Committee also on July 28, 2020.

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Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors’ self-assessment process and that arbitrary limits might not serve the interests of the Company.

Some nominee directors are presently directors of other public companies, as shown in the table below:

Director	Public Company	Committee(s)
Alain Bouchard	Alimentation Couche-Tard Inc. (TSX)	–
George A. Cope	Bank of Montreal (TSX, NYSE and NASDAQ)	Chair of the Board, member of the Governance and Nominating Committee and the Human Resources Committee
Paule Doré	Héroux-Devtek Inc. (TSX)	Chair of the Human Resources and Corporate Governance Committee
Serge Godin	Alstom SA (Euronext Paris)(a)	–
Gilles Labbé	Héroux-Devtek Inc. (TSX)	–
Michael B. Pedersen	SNC-Lavalin (TSX)	Member of the Human Resources Committee and of the Safety, Workplace, and Project Risk Committee
Stephen S. Poloz	Enbridge Inc. (TSX and NYSE)	Member of the Audit, Finance and Risk Committee and of the Safety and Reliability Committee
Mary Powell	Hawaiian Electric Industries Inc. (NYSE) Sunrun Inc. (NYSE)	Member of the Compensation Committee Member of the Audit Committee and of the Compensation Committee
Michael E. Roach	CAE Inc. (TSX and NYSE)	Member of the Audit Committee and of the Governance Committee
Kathy N. Waller	Beyond Meat, Inc. (NASDAQ) Cadence Bancorporation (NYSE) Delta Air Lines, Inc. (NYSE)

Chair of the Audit Committee and Member of the Nominating and Corporate Governance Committee

Member of the Risk Management Committee and Compensation Committee

Member of the Corporate Governance Committee, the Audit Committee and the Safety & Security Committee

Joakim Westh	Absolent Group AB (Nasdaq Stockholm) Saab AB (Nasdaq Stockholm) Swedish Match AB (Nasdaq Stockholm)	– Chair of the Audit Committee Chair of the Audit Committee

(a)

Mr. Godin’s appointment as director of Alstom SA was approved on October 29, 2020 and he will enter into office on January 1st, 2021, subject to completion of Alstom SA’s Bombardier Transportation acquisition.

The Board of Directors and the Committee have determined that none of the nominee directors’ commitments impair their capacity to serve the Company, the Board of Directors or any standing committee effectively.

Conflicts of Interest

A process is in place for directors to annually acknowledge CGI’s Code of Ethics and Business Conduct in the same way as all officers and members do. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

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Report of the Corporate Governance Committee

Director Orientation and Continuing Education Program

New Director Orientation

Each new director participates in a formal orientation program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and each of the Founder and Executive Chairman of the Board, the Lead Director, the President and Chief Executive Officer, the Chair of any standing committee to which the director will be assigned and other key senior executives of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive CGI’s Director Reference Materials, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition and management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior executive officers; materials related to the director’s duties and responsibilities, including, a summary of the Company’s insurance coverage for directors and officers liability; and the Company’s process for reporting transactions in its securities carried out by its reporting insiders.

Continuing Education Program

In addition to the formal orientation program, the directors participate in a continuing education program which provides “in-depth” information on key issues relating to the Company’s business, including the material risks the Company faces and recent developments in the global information technology market. Detailed presentations are also made to the standing committees on technical subjects such as the application of key accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive officers’ and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to the Board of Directors.

All members of the Board of Directors are invited to attend CGI’s annual Leadership Conference, a key part of the Company’s strategic planning cycle and can participate in sessions of CGI’s Leadership Institute management professional development program, including CGI 101, a three day immersive seminar for CGI managers covering all aspects of the Company’s business.

2020 Continuing Education Presentations

The following table lists key presentations that were made available to directors of the Company in fiscal 2020 both by CGI members and external providers:

Date	Presentation Topic	Attendance
November 2019	Security and Data Privacy	Board of Directors
November 2019	IFRS Update	Audit and Risk Management Committee
April 2020	Corporate Governance	Corporate Governance Committee
June 2020	Leadership Conference	Board of Directors
September 2020	Intangibles, Capitalization and Impairment Process	Audit and Risk Management Committee

Self-Assessment and Peer Review Processes

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole and of its standing committees, as well as, every two years, a peer review of the independent directors. The Committee is also responsible for establishing the competencies, skills and qualities it seeks in new Board members and directors are assessed against the contribution they are expected to make by way of a questionnaire.

Once responses are received, the Lead Director compiles and analyses the results and discusses the self-assessments and peer reviews with each director. Following one-on-one discussions with directors, the Lead Director reviews the

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Report of the Corporate Governance Committee

overall results of the annual self-assessment process and of the peer review process, with the Founder and Executive Chairman of the Board. The Committee then meets to review the results of the annual self-assessment process and of the peer review process, and subsequently presents the final results to the Board of Directors for discussion.

The peer review of the independent directors was scheduled for fiscal 2020. However, given the number of new directors having joined the Board of Directors during the year and the fact that few physical meetings had been held due to the COVID-19 pandemic, the Committee resolved to postpone the peer review to fiscal 2021.

The Board of Directors annually reviews the assessment of its performance and the recommendations provided by the Committee with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in the vertical markets in which it operates. The selection criteria for CGI’s Board of Directors, which are explained earlier in this document under the heading Expertise and Financial and Operational Literacy, recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise, and business and operational insight into each of the Company’s vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable expertise and insight that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable talent.

As with the other aspects of CGI’s corporate governance practices, term limits and formal retirement age for directors are considered on a regular basis by the Board of Directors. In the event of a vote, the directors who would be affected if such limits were adopted withdraw from the meeting and abstain from voting on the matter. The Board of Directors believes that the effectiveness of this approach to board renewal is proven as 55% of the independent nominee directors were not directors five years ago.

Nomination Process for the Board of Directors and Executive Officers

Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors, which relies on the recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation and peer review process (see the heading Self-Assessment and Peer Review Processes earlier in this document) and, from time to time, on its own assessment of the needs of the Company, the Committee may recommend that the composition of the Board of Directors or its standing committees be varied in order to continue to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so that knowledge is transmitted to new members to facilitate a smooth transition as standing committee composition evolves.

When changes to the composition of the Board of Directors are required, potential candidates are identified either through referrals from directors or senior management, or with the assistance of third parties. The selection of nominees from among the potential candidates is based on the candidate’s expertise and knowledge in the vertical markets in which the Company operates and their operational and financial literacy based on the Board of Directors’ skills matrix (see the heading Expertise and Financial and Operational Literacy earlier in this document), taking into account criteria that promote diversity, including gender (with the objective of having a Board of Directors composed of at least 30% of women), ethnicity, age, experience and geographical representation. The Committee, the Founder and Executive Chairman of the Board, and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to interview the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is completed, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled or if there is a need to increase the size of the Board of Directors, or be nominated for election at the next Annual General Meeting of Shareholders.

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Report of the Corporate Governance Committee

Five out of sixteen (or 31.25%) of CGI’s nominee directors are women. As mentioned earlier in this document (see the heading Diversity earlier in this document), the charters of the Board of Directors and of the Corporate Governance Committee include the Company’s objective of having a Board of Directors of which at least 30% would be women. CGI is very proud to have met this objective and we will continue to monitor our progress.

Succession Planning for Executive Officers

Succession planning is a priority of the Board of Directors as part of its responsibility to ensure that CGI has a robust pipeline of leaders at executive and management levels, including for the President and Chief Executive Officer position. As provided in its charter, the Board of Directors oversees the succession planning, including the appointment, training and monitoring, of senior management. The Human Resources Committee plays a key role in supporting the Board of Directors in its oversight of talent management and succession planning by reviewing annually the succession plan for the Chief Executive Officer and other executive roles. The Human Resources Committee also provides annually a report to the Board of Directors on succession planning, which identifies key talent and potential successors’ capabilities, the roles that they can assume in the future and the development programs required to prepare them for these roles.

The charter of the Human Resources Committee also provides that in identifying potential candidates for appointment as executive officers, the Human Resources Committee will consider the diversity of the executive team’s background, including in terms of gender, ethnicity, age and experience. As at the date of this Management Proxy Circular, three out of sixteen (or approximately 19%) of the Company’s current executive officers, were women. In addition, a total of thirteen women occupy senior management positions, which represents approximately 15% of the Company’s total number of senior managers.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Leadership Conference. The plan is then presented to the directors in July for review and discussion, refined by management and subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board of Directors meeting agenda features a standing item that serves as a forum for continuing free-ranging discussion between the Board of Directors and management in relation to the Company’s strategic direction.

Guidelines on Timely Disclosure of Material Information

CGI has adopted Guidelines on Timely Disclosure of Material Information (the “Disclosure Guidelines”) whose purpose is to ensure that communications with the investment community, regulator, the media and the general public about the Company, particularly in respect of material information, are timely, accurate, broadly released in accordance with, and otherwise responsive to, all applicable legal and regulatory requirements.

Under the Disclosure Guidelines, the Board of Directors has the responsibility to oversee the Company’s compliance with its continuous and timely disclosure obligations. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. The Company also adopted the SPMF (which stands for Shareholder Partnership Management Framework, as defined under the heading CGI’s Shareholders earlier in this document), which structures the processes and how information flows between CGI and the investment community, including both buy-side (institutional investor) and sell-side (investment dealer) research analysts. CGI obtained an ISO 9001 certification for the application of the SPMF in the Company’s operations.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

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Report of the Corporate Governance Committee

Codes of Ethics

CGI’s Codes of Ethics are attached as Appendix A to CGI’s 2020 Annual Information Form which is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. A copy of the 2020 Annual Information Form will be provided to shareholders by CGI upon request.

The Codes of Ethics are comprised of CGI’s Code of Ethics and Business Conduct that applies to all members, officers and directors of CGI (and which incorporates CGI’s Anti-Corruption Policy) and CGI’s Executive Code of Conduct which supplements the Code of Ethics and Business Conduct for certain officers.

The Board of Directors monitors compliance with the Codes of Ethics and is, under its charter, responsible for any waivers of their provisions granted to directors or officers. No such waivers have been granted to date. The Committee is principally responsible for the annual review of the Codes of Ethics, overseeing compliance therewith, reviewing any request for a waiver from their application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with its content and to assist with its application. In particular, the Code of Ethics and Business Conduct requires that incidents be reported to human resources, management or alternatively to the Corporate Secretary or, if a senior executive officer is identified in an ethics alert, to an external legal counsel.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of ethical incidents relating to, among others, accounting, internal accounting control or auditing matters, discrimination and harassment, corruption and data privacy, as well as other potential breaches of the Code of Ethics and Business Conduct (which incorporates CGI’s Anti-Corruption Policy) or of the Executive Code of Conduct. In that regard, the Company adopted an Ethics Reporting Policy which allows members who wish to submit a report to do so via a third party ethics reporting hotline and secure website which ensures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for the review and oversight of these incident reports. A quarterly report on incidents reported is provided by the Corporate Secretary to the Audit and Risk Management Committee.

An integration program has been designed for new members to become familiar with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed of its content and the process for reporting ethical incidents, and is required to undertake in writing to comply with its provisions. CGI’s Leadership Institute also provides new managers with an intensive curriculum of courses designed to allow them to become familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting incidents. In addition, the Company provides an internet portal for all members to access the Company’s policies, including the Codes of Ethics and the process for reporting ethical incidents.

These measures are in addition to quarterly reports prepared for the Audit and Risk Management Committee by the internal audit department, the internal controls review function and the legal department. These quarterly reports may include reports of breaches of the Codes of Ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the U.S. Federal government, has adopted separate policies and procedures to comply with specific requirements under U.S. Federal government procurement laws and regulations.

CGI has also developed a Third Party Code of Ethics which applies to its business partners, including but not limited to, its primes, subcontractors, independent contractors, consultants, distributors, licensees, suppliers and other agents to ensure that they understand and adhere to the Company’s commitment to integrity and high standards of business conduct.

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Report of the Audit and Risk Management Committee

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 – Audit Committees adopted by the Canadian securities regulators as well as those of the NYSE and of the SEC.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, Messrs. Richard B. Evans, Michael B. Pedersen and Stephen S. Poloz and Mses. Alison C. Reed and Kathy N. Waller. The Committee met six times during fiscal 2020. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

Mr. Evans has decided that he will not seek reelection at the Meeting and, as a result, his term as director and member of the Audit and Risk Management Committee will come to an end at the time of the Meeting.

The role and responsibilities of the Committee are contained in the Committee’s charter, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the Board of Directors) and is available on the Canadian Securities Administrators’ website at www.sedar.com and on CGI’s website at www.cgi.com. The role and responsibilities of the Committee include:

•	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

•

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

•	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

•	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

•	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

•

recommending to the Board of Directors the appointment of the external auditor, asserting the external auditor’s independence, reviewing the terms of its engagement, conducting an annual auditor performance assessment, and pursuing ongoing discussions with it;

•	reviewing all related party transactions in accordance with the rules of IFRS and applicable laws and regulations;

•	reviewing the audit procedures including the proposed scope of the external auditor examinations; and

•	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

External Auditor

The Committee is required to assert the independence of CGI’s external auditor addresses the applicable criteria with the external auditor and obtains yearly confirmations from it as to its independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditor, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditor, (b) the governance procedures to be followed prior to retaining services from the external auditor, and (c) the responsibilities of management and the Committee. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are audit and review of financial statements, prospectus work, the audit of pension plans, special audits on control procedures, tax planning services on mergers and acquisitions activities, due diligence relating to mergers and acquisitions, tax services related to transfer pricing, sales tax planning and returns, research and interpretation related to taxation, research relating to accounting issues, tax planning services, preparation of tax returns, and all other services that are not prohibited services. The prohibited services are: bookkeeping services, the design and implementation of financial information systems, appraisal or valuation services or fairness opinions, actuarial services, internal audit services, management functions, human resources functions, broker-dealer services, legal services, services based on contingency fees, and expert services.

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Report of the Audit and Risk Management Committee

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditor services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditor to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Management and Committee Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy. The primary responsibilities of management are creating and maintaining a policy that follows applicable auditor independence standards, managing compliance with the policy, reporting to the Committee all mandates to be granted to the external auditor, and monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are nominating the external auditor for appointment by the Company’s shareholders, approving fees for audit services, approving the Auditor Independence Policy and amendments thereto, monitoring management’s compliance with the policy, obtaining yearly confirmations of independence from the external auditor, monitoring audit partner rotation requirements, monitoring the twelve month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, reviewing the appropriateness of required audit fee disclosure, interpreting the Auditor Independence Policy, and approving all mandates of the auditor or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditor.

Annual External Auditor Assessment

The Committee performs an annual assessment process to assist in making its recommendation to the Board of Directors in relation to the appointment of the Company’s external auditors. In fiscal 2020, the process was initiated in November and was completed prior to the Committee’s recommendation that was made on December 8 2020.

The annual external auditors’ assessment is based on the recommendations of Chartered Professional Accountants Canada in collaboration with the Canadian Public Accountability Board. The process is expected to provide an additional element of structure for the Committee in making its recommendation and to help in identifying areas for improvement for the external audit firm and the Company’s audit processes.

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Fees Billed by the External Auditor

During the years ended September 30, 2020 and 2019, CGI’s external auditor invoiced the following fees for its services:

	Fees billed
Service retained	2020	2019

Audit fees	$7,900,049	$7,207,258

Audit related fees(a)	$1,398,224	$345,639

Tax fees(b)	$2,102,969	$2,370,713

All other fees(c)	$9,338	$86,165

Total fees billed	$11,410,580	$10,009,775
(a)	The audit related fees billed by the external auditor for the fiscal years ended September 30, 2020 and 2019 were primarily in relation to service organization control procedures audits.
(b)	The tax fees billed by the external auditor for the fiscal years ended September 30, 2020 and 2019 were in relation to tax compliance and advisory services.
(c)

The other fees billed by the external auditor for the fiscal year ended September 30, 2020 were not significant and for the fiscal year ended September 30, 2019 were primarily in relation to training of a general nature provided to CGI which was not related to financial reporting or internal controls over financial reporting.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes a special committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and financing advisors to assist in reviewing the transaction.

Whether it is the Committee or a special committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

No such ad hoc committee was established or required to be established in fiscal 2020.

Other Business to be Transacted at the Annual General Meeting of Shareholders

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied the Notice of Meeting will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

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Additional Information

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2020 annual audited and quarterly unaudited consolidated financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on the Canadian Securities Administrators’ website at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its NCIB, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s website at www.cgi.com, or by contacting us by mail or phone:

Investor Relations

CGI Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montréal, Quebec, Canada

H3G 1T4

Tel.: +1-514-841-3200

Shareholder Proposals

The Company initially received five shareholder proposals for inclusion in this Management Proxy Circular. One proposal with respect to a pension fund deficiency was withdrawn by MÉDAC and the texts of the four remaining shareholder proposals are reproduced in Appendix D hereto. The texts of such proposals have not been modified from their original French version except that they have been translated. At CGI’s request and due to the exceptional sanitary measures currently in place as a result of the coronavirus COVID-19 pandemic, MÉDAC agreed not to submit the remaining Shareholder Proposals to a vote at the Meeting.

To propose any matter for a vote by the shareholders at an annual meeting of CGI, a shareholder must send a proposal to the Corporate Secretary at CGI’s office at 1350 René-Lévesque Boulevard West, 25th Floor, Montréal, Quebec, Canada, H3G 1T4 at least 90 days before the anniversary date of the notice for the previous year’s annual meeting. Proposals for CGI’s 2021 annual meeting must be received no later than September 8, 2021. CGI may omit any proposal from its Management Proxy Circular and annual meeting for a number of reasons under applicable Canadian corporate law, including receipt of the proposal by CGI subsequent to the deadline noted above.

Approval by the Directors

The Board of Directors has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive Chairman of the Board

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Appendix A

Stock Options and Share-Based Awards held by Named Executive Officers

The following tables show all outstanding stock options (referred to as option-based awards) and PSUs (referred to as share-based awards) held by the Named Executive Officers as at September 30, 2020.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board				0	279,683	25,277,750
Total:				0	279,683	25,277,750

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
George D. Schindler President and Chief Executive Officer	34,400	19.71	September 30, 2021	2,431,048
	182,577	23.65	November 26, 2022	12,183,363
	53,226	36.15	September 30, 2023	2,886,446
	113,695	37.82	September 22, 2024	5,975,809
	117,000	48.16	September 22, 2025	4,939,740
	289,721	63.23	September 26, 2026	7,865,925
	168,884	63.23	September 24, 2027	4,585,201
	194,836	85.62	September 22, 2028	927,419	154,150	14,058,185
Total:				41,794,951	154,150	14,058,185

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised exercise options(a) (#)	Option price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
François Boulanger	33,695	37.82	September 22, 2024	1,771,009
Executive Vice-	70,000	48.16	September 22, 2025	2,955,400
President and Chief	97,127	63.23	September 26, 2026	2,636,998
Financial Officer	53,725	63.23	September 24, 2027	1,458,634
	59,260	85.62	September 22, 2028	282,078	44,179	3,992,898
Total:				9,104,119	44,179	3,992,898

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Appendix A

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Timothy J. Hurlebaus President, CGI Federal	3,033	48.16	September 22, 2025	128,053
	16,825	63.23	September 26, 2026	456,799
	11,163	63.23	September 24, 2027	303,075
	30,006	85.62	September 22, 2028	142,829	23,613	2,153,460
Total:				1,030,756	23,613	2,153,460

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(c) (#)	Market or payout value of share-based awards that have not vested(b)(d) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David L. Henderson President, United States Operations, Commercial and State Government	12,605	37.11	November 12, 2023	671,468
	13,196	39.47	November 11, 2024	671,808
	19,500	48.16	September 22, 2025	823,290
	46,028	63.23	September 26, 2026	1,249,660
	28,805	63.23	September 24, 2027	782,056
	30,947	85.62	September 22, 2028	147,308	25,021	2,281,867
Total:				4,345,590	25,021	2,281,867

(a)

Shows stock options held as at September 30, 2020. Please refer to the headings Stock Options Granted as part of Fiscal 2020 Compensation and Performance Factors and Vesting Conditions earlier in this document for an explanation of stock options and performance factors.

(b)	Based on $90.38, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2020, the last trading day in fiscal 2020.
(c)

Shows PSUs held as at September 30, 2020 and which have not vested, and include PSUs that had been awarded on October 1, 2019 as part of the Named Executive Officers’ target compensation for fiscal 2020 and for which performance-based vesting was only determined after September 30, 2020. Please refer to the headings Performance Share Units Awarded in Fiscal 2020 and Performance Factors and Vesting Conditions earlier in this document for an explanation of PSU awards in fiscal 2020 and performance factors.

(d)

Shows the market value for the aggregate number of PSUs held as at September 30, 2020 and which had not vested, as indicated in footnote (c) above. For Messrs. Serge Godin and Francois Boulanger, the market value was calculated based on $90.38, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2020, the last trading day in fiscal 2020. For Messrs. George D. Schindler, Timothy J. Hurlebaus and David L. Henderson, the market value was calculated using the closing price of the Company’s Class A subordinate voting shares on the NYSE on September 30, 2020 multiplied by the average foreign exchange rates used for financial reporting purposes on page 18 of the Management’s Discussion and Analysis for the years ended September 30, 2020 and 2019.

64	2020 MANAGEMENT PROXY CIRCULAR

Appendix B

Stock Options and Share-Based Awards held by Directors

The following tables show all outstanding stock options (referred to as option-based awards) held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2020 as well as the in-the-money value of such stock options. For outside members of the Board of Directors, the following tables also show the market value of outstanding and vested DSUs (referred to as share-based awards) granted in respect of fiscal 2020 and previous fiscal years. For more information, please refer to the headings Stock Options Held by Directors and Deferred Stock Units and Deferred Stock Units Granted to Directors earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alain Bouchard	3,813	27.28	April 28, 2023	240,600
	650	30.79	July 10, 2023	38,734
	2,442	36.15	September 30, 2023	132,430
	1,198	38.41	October 16, 2023	62,260
	1,471	34.68	January 22, 2024	81,935
	1,410	36.17	April 16, 2024	76,436
	1,360	37.50	July 23, 2024	71,917
	2,500	37.82	September 22, 2024	131,400
	1,340	38.07	October 29, 2024	70,095
	1,077	47.36	January 21, 2025	46,333
	1,067	56.69	April 15, 2025	35,947
	1,286	50.94	July 22, 2025	50,720
	1,537	47.81	October 14, 2025	65,430			1,883,333
Total:				1,104,237			1,883,333
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Sophie Brochu(d)	0	N/A	N/A	0			0
Total:				0			0
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
George A. Cope	0	N/A	N/A	0			121,654
Total:				0			121,654

2020 MANAGEMENT PROXY CIRCULAR	65

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Paule Doré	625	37.82	September 22, 2024	32,850			1,201,607
Total:				32,850			1,201,607
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Richard B. Evans(e)	1,997	19.28	January 27, 2021	141,987
	1,825	20.30	April 24, 2021	127,896
	1,779	20.51	July 28, 2021	124,299
	1,688	19.71	September 30, 2021	119,291
	2,024	19.30	October 20, 2021	143,866
	2,034	19.39	January 26, 2022	144,394
	1,798	21.31	April 19, 2022	124,188
	1,629	23.99	July 26, 2022	108,149
	1,441	26.16	October 18, 2022	92,541
	3,813	23.65	November 26, 2022	254,441
	1,554	24.41	January 23, 2023	102,517
	277	27.12	February 13, 2023	17,523
	1,724	26.62	April 17, 2023	109,922
	1,539	30.79	July 10, 2023	91,709
	2,442	36.15	September 30, 2023	132,430
	1,207	38.41	October 16, 2023	62,728
	1,576	34.68	January 22, 2024	87,783
	1,507	36.17	April 16, 2024	81,694
	1,430	37.50	July 23, 2024	75,618
	2,500	37.82	September 22, 2024	131,400
	1,476	38.07	October 29, 2024	77,210
	1,276	47.36	January 21, 2025	54,894
	1,103	56.69	April 15, 2025	37,160
	1,251	50.94	July 22, 2025	49,339
	1,382	47.81	October 14, 2025	58,832			3,165,797
Total:				2,551,811			3,165,797

66	2020 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Julie Godin	6,330	19.71	September 30, 2021	447,341
	33,363	23.65	November 26, 2022	2,226,313
	25,000	23.65	November 26, 2022	1,668,250
	21,367	37.11	November 12, 2023	1,138,220
	37,898	37.82	September 22, 2024	1,991,919
	26,000	48.16	September 22, 2025	1,097,720
	50,639	63.23	September 26, 2026	1,374,849
	28,293	63.23	September 24, 2027	768,155
	29,056	85.62	September 22, 2028	138,307	24,931	2,253,264
Total:				10,851,074	24,931	2,253,264
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Timothy J. Hearn	2,500	46.92	January 27, 2025	108,650
	462	56.69	April 15, 2025	15,565	1
	825	50.94	July 22, 2025	32,538
	910	47.81	October 14, 2025	38,739			752,761
Total:				195,492			752,761
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
André Imbeau(f)	3,813	23.65	November 26, 2022	254,441
	2,442	36.15	September 30, 2023	132,430
	2,500	39.47	November 11, 2024	127,275
	2,000	48.16	September 22, 2025	84,440
	9,250	52.63	November 9, 2025	349,188
	16,603	63.23	September 26, 2026	450,771
	17,525	63.23	September 24, 2027	475,804
	14,916	85.62	September 22, 2028	71,000
	14,110	110.73	November 30, 2029	0
Total:				1,945,349

2020 MANAGEMENT PROXY CIRCULAR	67

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Gilles Labbé	1,349	19.28	January 27, 2021	95,914
	1,281	20.30	April 24, 2021	89,772
	1,268	20.51	July 28, 2021	88,595
	1,688	19.71	September 30, 2021	119,291
	1,347	19.30	October 20, 2021	95,745
	1,315	19.39	January 26, 2022	93,352
	1,278	21.31	April 19, 2022	88,271
	1,172	23.99	July 26, 2022	77,809
	1,075	26.16	October 18, 2022	69,037
	3,813	23.65	November 26, 2022	254,441
	1,152	24.41	January 23, 2023	75,997
	277	27.12	February 13, 2023	17,523
	1,925	26.62	April 17, 2023	122,738
	1,665	30.79	July 10, 2023	99,217
	2,442	36.15	September 30, 2023	132,430
	1,334	38.41	October 16, 2023	69,328
	1,658	34.68	January 22, 2024	92,351
	1,590	36.17	April 16, 2024	86,194
	1,533	37.50	July 23, 2024	81,065
	2,500	37.82	September 22, 2024	131,400
	1,510	38.07	October 29, 2024	78,988
	1,214	47.36	January 21, 2025	52,226
	1,014	56.69	April 15, 2025	34,162
	1,129	50.94	July 22, 2025	44,528
	1,203	47.81	October 14, 2025	51,212			2,694,144
Total:				2,241,586			2,694,144
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael B. Pedersen	0	N/A	N/A	0			743,103
Total:				0			743,103
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Stephen S. Poloz	0	N/A	N/A	0			26,950
Total:				0			26,950

68	2020 MANAGEMENT PROXY CIRCULAR

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Mary Powell	0	N/A	N/A	0			0
Total:				0			0
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Alison C. Reed	0	N/A	N/A	0			0
Total:				0			0
	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Michael E. Roach	0	N/A	N/A	0			461,320
Total:				0			461,320
Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Kathy N. Waller	0	N/A	N/A	0			335,514
Total:				0			335,514

2020 MANAGEMENT PROXY CIRCULAR	69

Appendix B

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed(b)(c) ($)
Joakim Westh	0	N/A	N/A	0			0

Total:				0			0

(a)	Shows stock options held as at September 30, 2020.
(b)	Based on $90.38, the closing price of the Company’s Class A subordinate voting shares on the TSX on September 30, 2020, the last trading day in fiscal 2020.
(c)	Shows the aggregate payout value of DSUs granted in respect of fiscal 2020 and previous fiscal years.
(d)	Ms. Brochu resigned as a member of the Board of Directors on April 6, 2020.
(e)	Mr. Evans is not seeking reelection on the Board of Directors and will therefore cease to be a director on January 27, 2021.
(f)	Mr. Imbeau received stock options in fiscal 2020 as compensation in respect of his service as an officer of the Company.

70	2020 MANAGEMENT PROXY CIRCULAR

Appendix C

Proposed resolution ratifying, confirming and approving the Amended and Restated By-Law

CGI INC.

RESOLUTION OF THE

SHAREHOLDERS OF THE COMPANY

JANUARY 27, 2021

WHEREFORE, BE IT RESOLVED:

1.	THAT the amended and restated By-Law 1986-5 of the Company approved by the Company’s Board of Directors on December 8, 2020, is hereby ratified, confirmed and approved; and

2.

THAT any director or officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to do all such things and to sign, execute, deliver, file or cause to be delivered or filed all such documents, as may be necessary or useful in order to give full effect to the intent and purpose of this resolution.

2020 MANAGEMENT PROXY CIRCULAR	71

Appendix D

Shareholder Proposals

Proposal Number One – Purpose and Engagement

Proposal

It is proposed that the Board of Directors and management clarify the purpose of CGI as an organization, and that one of the Board’s committees be given the mandate to monitor the implementation of the policies, undertakings and initiatives aimed at achieving this new strategic direction, including with respect to health, environmental, human resources and stakeholder relationships matters.

In August 2019, the Business Roundtable, an association comprised of leaders of large U.S. businesses, published a statement saying that the purpose of a company could not be limited to the sole pursuit of profit, and needed to take into account all of the stakeholders that can be impacted by its business: clients, employees, suppliers, communities and shareholders. Absent a social role, businesses have no reason to exist.

The purpose of a company is defined as the role it intends to play in society, beyond its sole economic activity. According to [the head of a very large European company]1, “The purpose is what unites past and present; it is a company’s DNA. It has no economic significance, and is rather a matter of vision and meaning2” Fundamentally, it is “what the company wishes to contribute to the major social, societal, environmental and economic issues related to its area of activity, by involving its key stakeholders.”

Although many businesses have taken several good initiatives to achieve this goal throughout the years, the review of different institutional reports has not allowed us to find a purpose that would meet the above-mentioned definition. In addition, there is no Board committee whose mandate is to coordinate all of the measures that support the achievement of the chosen purpose. More specifically, such committee’s mandate should be:

•

to prepare and inform the Board’s work with respect to the implementation of the policies, undertakings and initiatives established by CGI in connection with its strategic direction, including with respect to health, environmental, human resources and stakeholder relationships matters;

•	to engage with the different stakeholders with respect to its progress towards such goals and to report to the Board regarding the meetings it holds;

•	to review the extra-financial accountability and control systems as well as the key outcomes of the extra-financial information published by CGI; and

•	to inform the shareholders on the different issues raised as a result of its work.

For such a notion of purpose to turn into reality and not remain a marketing tagline only, it must translate tangibly into an institution’s governance practices.

In conclusion, it should be reminded that in the mind of a growing number of investors, organizations that have no social purpose lose their reason to exist.

Board of Directors Response

One of CGI’s founding principles – and the principle that continues to guide our company today – is to seek the best equilibrium among our three stakeholders: clients, employees (whom we call members) and shareholders. Our business decisions across the global locations in which we live and work are made to ensure we benefit all three, and do so in alignment with building more prosperous and sustainable communities.

This is why, over the years, for each qualitative objective of our defining elements – our Dream, Vision, Mission and Values – we introduced quantitative measures, to make results visible and to nurture our culture across all levels of the organization.

[1]

The original version of the text of the proposal has been modified by the passage in square brackets at the request of CGI. The original version of the text is in a document that can be found at https://medac.qc.ca/cgi.

[2]	Jean-Dominique Senard : “Le sens et le pourquoi nourrissent la motivation”, Les Échos, June 8, 2018 https://business.lesechos.fr/directions-generales/innovation/innovation-sociale/0301754783119-jean-dominique-senard-president-de-michelin-le-sens-et-le- pourquoi-nourrissent-la-motivation-321483.php.

72	2020 MANAGEMENT PROXY CIRCULAR

Appendix D

Likewise, our strategic plan is formed around a set of goals that include priorities and measures for how we satisfy our clients, members, shareholders and communities – and includes a structured process to regularly gather their feedback so we continuously evolve to meet their needs.

This structured process includes the ongoing development and evolution of programs that address health and well-being, environmental commitments, human resources practices, and education through our STEM programs, including our belief that diversity, equity and inclusion is key to living our Company Dream: to create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

As a people-led consulting services firm, we thrive thanks to our culture of ownership and accountability. The Company has shared the fundamentals of the CGI culture which is available at www.cgi.com/culture, the basis of which is always seeking the best equilibrium between our three stakeholders, our clients, members and shareholders, while being a caring and responsible corporate citizen in the communities in which we live and work.

The Board of Directors does not believe that adding more reports, creating new committees or making new statements adds to CGI’s existing efforts with respect to health, environment and human resources. The matters that guide the direction of our purpose are at the core of the concerns and duties of the Board of Directors as a whole, based on the recommendations of the Corporate Governance Committee, and already make up a substantial part of its work. In fact, we believe that changing the clear and well-established communications and policies that are widely adhered to through the common set of organizational principles and measures described above could lead to confusion and hinder the smooth-running set of processes already in place.

2020 MANAGEMENT PROXY CIRCULAR	73

Appendix D

Proposal Number Two –Virtual Meetings and Shareholders’ Rights

Proposal

It is proposed that the Board of Directors adopt a policy specifying how virtual annual meetings should be held.

Last year, banks and many other organizations have, as a result of the pandemic, used new teleconferencing technologies to hold their annual general meetings. While being aware that organizations were often using these new technologies for the first time, MÉDAC, as well as other persons or organizations that submit shareholder proposals or that wish to submit comments or suggestions at these virtual meetings, have unfortunately encountered problems which limited the scope of their participation. More specifically, our impression with regard to the 2020 virtual annual meetings was the following: “we unfortunately did not have a right to speak at these meetings. As a matter of fact, shareholders were unable to take the microphone and speak and these virtual meetings. The only persons who spoke at these meetings were representatives [of the corporations], namely the chairs (of the boards, therefore of the meetings), the CEOs, etc.1 For smaller shareholders, this limited presence at the annual meetings can have an impact on the success of their proposals on the long term, since they do not have the opportunity to argue in favour of such proposals in person in order to obtain the additional support they may need if they submit such proposals afterwards.

These threats are a concern for shareholder participation because when the dialogue with the issuer fails (or for any other reason), such participation takes the form of shareholder proposal submissions in the management circulars or at annual meetings.

Shareholder participation experience over the past twenty years has demonstrated that shareholder proposals provide value with regard to governance matters such as the separation of the duties of the president and CEO and the chair of the board of directors, the advisory vote on executive compensation, the disclosure of auditor and compensation consultants’ compensation, the representation of women on boards and in executive positions, the access to proxies for the nomination of directors, etc.

We recommend that the Board of Directors adopt a policy setting out the terms of shareholder participation at virtual annual meetings:

•	shareholder proposals presented verbally by the persons or organizations submitting them, the duration of such presentations being at least equal to the time needed to read the proposals;

•	the shareholders and executive officers appearing on screen while speaking;

•	giving the opportunity to ask spontaneous questions following comments made by management;

•	real-time interactions between shareholders and the chair of the meeting; and

•

in the event that questions raised by the shareholders cannot be addressed at the annual meeting, publishing the answers of management online on the corporation’s website and on SEDAR within ten days of the meeting.

Board of Directors Response

This year, our Meeting will be conducted in a virtual-only format by audio webcast. Shareholders will not be able to attend the Meeting in person, but they will have the opportunity to participate in real time and vote at the Meeting online, through a web-based platform, regardless of their geographic location. The Company has always supported open dialogue with shareholders at its annual meeting and believes that the virtual-only format does not limit the ability of shareholders to meaningfully participate in the Meeting. It is important, however, that registered and non-registered beneficial shareholders closely follow the instructions in the Management Proxy Circular and in their form of proxy or voting instruction form, as applicable, to attend and participate at the Meeting. Anecdotally, the Company understands that the great majority of the problems which have limited the scope of participation of shareholders at other virtual annual meetings resulted from shareholders failing to follow these instructions. See the headings Attending the Online Meeting, Submitting Questions and How to Vote earlier in this document for instructions on attending and participating at the Meeting.

The nature of virtual-only meetings means that there is no microphone for shareholders to take and speak into. In fact, it is difficult to conceive of an orderly meeting, whether physical or virtual, in which shareholders could participate spontaneously without regard to meeting rules. In advance of its first virtual-only Meeting, the Company has, like other issuers, adopted rules of conduct to better align with shareholder expectations around participation at the Meeting. The

[1]	https://medac.qc.ca/1798/

74	2020 MANAGEMENT PROXY CIRCULAR

Appendix D

rules of conduct of the Meeting, which are available at www.cgi.com/en/investors, address, amongst other matters, the process around questions at the Meeting as well as the manner in which the Company will respond to pertinent questions which cannot be answered during the Meeting.

The microphone of the physical meeting, has been replaced by a live Q&A session which will allow shareholders participating via the audio webcast to ask questions in writing in real time. If they prefer, shareholders may also submit written questions before the Meeting. As is the case with a physical annual meeting, those shareholders who have submitted a shareholder proposal are always provided with the opportunity to speak to the Meeting in respect of the proposal for a reasonable period of time.

The Company is excited to be holding its first virtual-only annual meeting and encourages all shareholders to vote, attend and participate in the Meeting.

2020 MANAGEMENT PROXY CIRCULAR	75

Appendix D

Proposal Number Three – Disclosure of Voting Results by Class of Shares

Proposal

It is proposed that the company break down the voting results by class of shares, namely by shares carrying only one voting right and shares carrying multiple voting rights.

For the last five years, the support for this proposal continued to increase – up from 16% to 25% in 2020. We estimate that one out of every two holders of Class A Shares, namely those only holding one vote per share, supported our proposal.

As indicated in the following text, it is a question of transparency that incites us to submit this proposal once again, but also a desire to establish a constructive dialog between the holders of both classes of shares. Our experience over the last few years has shown that holders of both types of shares might not share the same concerns. Take, for example, the implementation of an advisory vote on executive compensation, the renewal of the mandate of one or several directors, the greater gender balance on the boards of directors and the disclosure of voting results by class of shares.

As mentioned in our recent proposals, multiple voting shares offer interesting advantages both to controlling and minority investors, provided the legal framework and governance principles adequately protect minority shareholders. To ensure this adequate protection, minority shareholders need quick and direct access to the results of their votes in order to be sure their voices have been heard and will lead to action that better meets their expectations. This information would allow minority shareholders to better monitor the actions taken by the Company to meet their expectations and could promote a more sustained dialogue between these two shareholder classes. It could even develop the loyalty of minority shareholders and bring about a unity of thought and a mutual trust – two things that can help any organization through difficult times.

Board of Directors Response

The Company and the Board of Directors reaffirm the position previously communicated with respect to this proposal.

CGI’s disclosure practice regarding voting results complies with the rules set out by the Business Corporations Act (Quebec) (“QBCA”), which govern the Company and provide that the declaration of the chair of the meeting to the effect that a resolution was passed is sufficient and appropriate. The Company considers that all votes should be treated equally and that there are no legal or practical reasons for distinguishing between classes of shares.

The Board of Directors believes that disclosing the voting results separately for each class of shares would not provide any additional protection or benefits to the holders of Class A subordinate voting shares. Our position is in line with applicable legislation, which does not require the disclosure of votes per class of shares but otherwise contains sections dealing with the protection of shareholders. Our Lead Director and other members of the Board of Directors, which is composed of a majority of independent directors, also have the fiduciary obligation to ensure that the interests of all shareholders, irrespective of the class of shares held, are adequately protected.

Furthermore, we believe that the interests of the vast majority of CGI’s shareholders are well aligned, and that the culture of transparency and dialogue established between CGI and its shareholders ensures that all shareholders who wish to be heard have the opportunity to engage in dialogue with the Company. CGI shareholders have access to a broad range of information through the continuous disclosure documents of the Company. As such, they invest in CGI knowing the manner in which CGI’s share capital is structured and characteristics attributed to the multiple voting shares.

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Appendix D

Proposal Number Four – Advisory Vote on the Compensation of Senior Executives

Proposal

It is proposed that the Board of Directors give its shareholders the opportunity to express their opinions about the executive compensation policy.

In recent years, we submitted this proposal twice. The support for this proposal was 22.94%, which is considerably higher than the 15.8% support obtained in 2017.

Last year, we had agreed not to submit this proposal to a vote of shareholders since CGI had informed us that it had put in place a “Shareholder Satisfaction Assessment Program” and other measures to engage with its shareholders in order to obtain feedback on the Company’s corporate governance practices, including on executive compensation. The information given on the method used to conduct the survey and on the results of said survey does not meet our expectations. On the one hand, the shareholders who wish to take part in the satisfaction survey must request the form of satisfaction, which limits the number of shareholders who are likely to take the survey. On the other hand, the results disclosed are overall results, and they do not provide feedback from shareholders by topic surveyed and by type of shares held.

It should be reminded that in recent years, we submitted this proposal twice. The support for this proposal was 22.94% in 2018, and 15.8% in 2017.

As a result of the pandemic, certain companies adopted policies aimed at reducing the compensation of their executive officers so that they, like the shareholders and employees, absorb the impact of the health and economic crisis. Do these decisions meet the expectations of shareholders? Compensation policies are key indicators of an organization’s values and, in that regard, shareholders have the knowledge needed to express an opinion.

It is counterproductive that their only solution for expressing dissent is to sell their shares, a decision that can prove costly under some circumstances. In a context of multiple voting shares, such initiative would allow to obtain the minority shareholders’ perspective on executive compensation while establishing a dialog with them.

Board of Directors Response

The Company and the Board of Directors reaffirm the position previously communicated with respect to this proposal.

Devising a compensation policy and related practices as a solid foundation for a successful business is a challenging task that requires a deep understanding of the business and its competitive environment to ensure that our overall compensation approach serves the best interests of the Company.

CGI’s directors have developed an executive compensation policy that emphasizes incentive compensation linked to business performance, thereby ensuring that the financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business performance on the basis of profitability and growth as well as client and member satisfaction. These factors drive the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

Advisory votes, by their binary yes or no nature, do not provide useful insight to the Board of Directors and therefore cannot promote meaningful dialogue with shareholders. We do not believe that the only solution for expressing dissent is for shareholders to sell their shares given the numerous opportunities for meaningful dialogue promoted by the Company. The current Canadian regulatory framework prevents public companies from knowing who their shareholders really are and it is therefore unclear how an advisory vote can lead to a meaningful dialogue with shareholders who, for the most part, remain anonymous.

The advisory vote process also raises the question of whether all shareholders should benefit from the same voting rights. Studies have shown that, on average, shares of North American public companies are held for short periods of time, often less than six months. A review of applicable legislation to distinguish between short-term speculators and investors who have an interest in the long-term interests of companies would therefore be needed before an advisory vote of this nature could be considered.

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Appendix D

Furthermore, several institutional investors exercise their voting power based on the recommendations of proxy advisory firms, thereby essentially delegating their voting rights to them. Our experience has been that these firms’ one-size-fits-all approach and the quality of their research can be deficient. Advisory firms are also often in blatant conflicts of interest as they provide corporate governance advisory services while also providing voting recommendations based on the practices that they advocate.

We do not believe that the only solution for expressing dissent is for shareholders to sell their shares given the numerous opportunities for meaningful dialogue promoted by the Company. During fiscal 2020, despite the COVID-19 pandemic, CGI nonetheless solicited input through the Shareholder Satisfaction Assessment Program (“SSAP”) and otherwise from a significant number of shareholders and other investors for feedback on key corporate governance practices, including executive compensation. See the headings CGI’s Shareholders and Shareholder Satisfaction Assessment Program earlier in this document for additional information on the Company’s Shareholder Satisfaction Assessment Program and the other measures put in place by the Company to engage with its shareholders.

It is not clear that MÉDAC has a clear understanding of the manner in which the SSAP operates. Shareholders do not need to request the survey in order to participate – they may request to participate but the Company actively solicits input from its shareholder base. There is also no uncertainty as to the type of shares from whom feedback is solicited -It is a used to solicit feedback from holders of Class A shares only. At last year’s Annual General Meeting of Shareholders, MÉDAC addressed the meeting and spoke very positively about CGI’s Shareholder Partnership Management Framework (“SPMF”) and the addition of our SSAP questionnaire. The Company finds it difficult to reconcile those statements with this shareholder proposal given that the SPMF and SSAP continue to operate today in a similar manner.

We continue to believe that our directors, whose fiduciary duties include ensuring that the Company’s executive compensation policies and practices are appropriate in light of the Company’s business in the challenging markets in which it operates, are uniquely qualified and positioned to effectively play this important governance function in an effective manner.

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About CGI

Founded in 1976, CGI is among the largest IT and business consulting services firms in the world. Operating in hundreds of locations across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting, to systems integration and managed IT and business process services, to intellectual property solutions.

CGI works with clients through a local relationship model complemented by a global delivery network to help clients achieve their goals, including becoming customer-centric digital enterprises

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